AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1996
                                     REGISTRATION NUMBER 333-. . . . . . . . .
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                           ------------------------

                          WEATHERFORD ENTERRA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                         1389                     74-1681642
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER) IDENTIFICATION NO.)

                     1360 POST OAK BOULEVARD, SUITE 1000
                             HOUSTON, TEXAS 77056
                                (713) 439-9400
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              H. SUZANNE THOMAS
             SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          WEATHERFORD ENTERRA, INC.
                     1360 POST OAK BOULEVARD, SUITE 1000
                             HOUSTON, TEXAS 77056
                                (713) 439-9400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                            OF AGENT FOR SERVICE)

                                  COPIES TO:

                              CHARLES L. STRAUSS
                         FULBRIGHT & JAWORSKI L.L.P.
                          1301 MCKINNEY, SUITE 5100
                          HOUSTON, TEXAS 77010-3095
                                (713) 651-5151
                           ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: Upon consummation of the Transaction described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
====================================================================================================
                                              PROPOSED MAXIMUM  PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF     AMOUNT TO BE    OFFERING PRICE   AGGREGATE OFFERING      AMOUNT OF
 SECURITIES TO BE REGISTERED  REGISTERED(1)      PER UNIT(2)         PRICE(2)       REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------
Common Stock, $.10 par value     750,000           $35.31          $26,482,500          $9,131.90
====================================================================================================


(1) Represents the number of shares of Weatherford Common Stock issuable upon consummation of the Transaction described herein.

(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the proposed maximum offering price is calculated as the aggregate market value of the Weatherford Common Stock offered in the Transaction, which is based on the average of the high and low sale prices of Weatherford Common Stock as reported on the New York Stock Exchange on April 18, 1996.
                           ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================
                          WEATHERFORD ENTERRA, INC.
       CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

                   ITEM OF FORM S-4                          LOCATION IN THE PROSPECTUS
         -------------------------------------  -----------------------------------------------------
 1.      Forepart of Registration Statement
         and Outside Front Cover Page of
         Prospectus...........................  Cover of Registration Statement; Cross Reference
                                                Sheet; Outside Front Cover Page of Prospectus
 2.      Inside Front and Outside Back Cover
         Pages of Prospectus..................  Inside Front Cover Page of Prospectus; Available
                                                Information; Incorporation of Certain Documents by
                                                Reference; Table of Contents
 3.      Risk Factors, Ratio of Earnings to
         Fixed Charges and Other
         Information..........................  Summary; Risk Factors; Weatherford Enterra, Inc.;
                                                Nodeco; The Transaction; Unaudited Pro Forma
                                                Financial Information; Weatherford Selected Financial
                                                Data; Nodeco Selected Financial Data
 4.      Terms of the Transaction.............  The Transaction; Terms of the Transaction;
                                                Comparative Rights of the Stockholders of Weatherford
                                                and Nodeco AS
 5.      Pro Forma Financial Information......  Unaudited Pro Forma Financial Information;
                                                Weatherford Selected Financial Data; Nodeco Selected
                                                Financial Data
 6.      Material Contacts with the Company
         Being Acquired.......................  Not Applicable
 7.      Additional Information Required for
         Reoffering by Persons and Parties
         Deemed to be Underwriters............  Not Applicable
 8.      Interests of Named Experts and
         Counsel..............................  Legal Matters; Experts
 9.      Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..........................  Not Applicable
10.      Information with Respect to S-3
         Registrants..........................  Available Information; Incorporation of Certain
                                                Documents by Reference; Weatherford Enterra, Inc.
11.      Incorporation of Certain Information
         by Reference.........................  Incorporation of Certain Documents by Reference
12.      Information with Respect to S-2 or
         S-3 Registrants......................  Not Applicable
13.      Incorporation of Certain Information
         by Reference.........................  Not Applicable
14.      Information with Respect to
         Registrants Other Than S-3 or S-2
         Registrants..........................  Not Applicable
15.      Information with Respect to S-3
         Companies............................  Not Applicable
16.      Information with Respect to S-2 or
         S-3 Companies........................  Not Applicable
17.      Information with Respect to Companies
         Other Than S-3 or S-2 Companies......  Currency Translation; Exchange Rate Data; Nodeco;
                                                Nodeco Selected Financial Data; Nodeco Management's
                                                Discussion and Analysis of Financial Condition and
                                                Results of Operations; Nodeco Consolidated Financial
                                                Statements
18.      Information if Proxies, Consents or
         Authorizations are to be Solicited...  Not Applicable

19.      Information if Proxies, Consents or
         Authorizations are not to be
         Solicited or in an Exchange Offer....  Outside Front Cover Page of Prospectus; The
                                                Transaction

PROSPECTUS

                  SUBJECT TO COMPLETION DATED APRIL 19, 1996

                          WEATHERFORD ENTERRA, INC.

     This Prospectus constitutes the prospectus of Weatherford Enterra, Inc. ("Weatherford') pursuant to the United States Securities Act of 1933, as amended (the "Securities Act'), with respect to the issuance of 750,000 shares of the common stock, $.10 par value, of Weatherford ("Weatherford Common Stock") in connection with the purchase (the "Transaction") by Weatherford of all of the assets of Nodeco AS, a Norwegian joint stock company ("Nodeco AS"), and Aarbakke AS, a Norwegian joint stock company and a wholly-owned subsidiary of Nodeco AS ("Aarbakke", and together with Nodeco AS, the "Sellers"), pursuant to the Purchase and Sale Agreement dated March 28, 1996 (the "Purchase and Sale Agreement"), among Weatherford, Nodeco AS and Aarbakke.

     Pursuant to the Purchase and Sale Agreement, the closing of the Transaction is subject to certain conditions, including (i) the approval of the Transaction by the requisite vote of the shareholders of each Seller as may be required under Norwegian law or such Seller's governing documents, (ii) the approval of Norwegian regulatory authorities, unless Weatherford, in its sole discretion, waives such requirement, (iii) the declaration of the effectiveness of the registration statement of which this Prospectus forms a part by the United States Securities and Exchange Commission and the lack of any stop orders suspending the effectiveness of such registration statement, (iv) the delivery to Weatherford of guarantees executed by certain shareholders of Nodeco AS and
(v) the delivery to Weatherford by the Sellers of certain bills of sale, deeds, assignments and other documents regarding the assets to be sold in the Transaction.

                           ------------------------

       AN INVESTMENT IN WEATHERFORD COMMON STOCK AFTER THE TRANSACTION
                 INVOLVES CERTAIN RISKS. SEE "RISK FACTORS".

                           ------------------------

THE SHARES OF WEATHERFORD COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE
   TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                             CRIMINAL OFFENSE.

                           ------------------------

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED
                  TO SEND US A PROXY.

          THE DATE OF THIS PROSPECTUS IS ................ .., 1996.

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WEATHERFORD OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WEATHERFORD SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

     Weatherford is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Weatherford with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. They also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     Weatherford has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus constitutes the prospectus of Weatherford filed as part of the Registration Statement and does not contain all the information contained in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to Weatherford and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the Commission's offices, without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission are incorporated by reference herein:

          (a) Weatherford's Annual Report on Form 10-K for the year ended December 31, 1995.

          (b) Weatherford's Current Report on Form 8-K dated December 29, 1995, as amended by Weatherford's Current Report on Form 8-K/A dated February 27, 1996.

          (c) Weatherford's Registration Statement on Form 8-A registering under the Exchange Act the Weatherford Common Stock.

      All documents filed by Weatherford with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated by reference in this Prospectus shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                      2

     Weatherford undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Weatherford Enterra, Inc., 1360 Post Oak Boulevard, Suite 1000, Houston, Texas 77056, Attention: Investor Relations, telephone number (713) 439-9400.

                              CURRENCY TRANSLATION

     Nodeco reports its financial results in Norwegian kroner ("NOK"). Any amounts with regard to Nodeco that are stated herein in United States dollars are so stated solely for convenience at rates discussed in "Unaudited Pro Forma Financial Information". Such amounts should not be construed as representations that the NOK amounts actually represent such United States dollar amounts or could be converted into United States dollars at this rate. On April 12, 1996, the exchange rate based on the noon buying rate in New York City for cable transfers of NOK expressed in United States dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was $0.1540 per one NOK. See "Exchange Rate Data" for additional information regarding rates of exchange between NOK and the United States dollar.

                           ------------------------

                                TABLE OF CONTENTS

                                        PAGE
                                        ----

AVAILABLE INFORMATION................     2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE..........................     2
CURRENCY TRANSLATION.................     3
SUMMARY..............................     4
    THE COMPANIES....................     4
    THE TRANSACTION..................     4
    COMPARATIVE RIGHTS OF THE
      STOCKHOLDERS OF WEATHERFORD AND
      NODECO AS......................     6
    SUMMARY FINANCIAL INFORMATION....     6
    COMPARATIVE PER SHARE DATA.......     8
RISK FACTORS.........................     9
EXCHANGE RATE DATA...................    10
WEATHERFORD ENTERRA, INC.............    10
NODECO...............................    11
THE TRANSACTION......................    12
    GENERAL DESCRIPTION OF THE
      TRANSACTION....................    12
    GOVERNMENTAL AND REGULATORY
      APPROVALS......................    12
    CERTAIN U.S. FEDERAL INCOME TAX
      CONSEQUENCES TO NON-UNITED
      STATES HOLDERS.................    13
    ACCOUNTING TREATMENT.............    14
TERMS OF THE TRANSACTION.............    15
    EFFECTIVE DATE OF THE
      TRANSACTION....................    15
    ADJUSTMENTS TO CONSIDERATION.....    15
    CONDITIONS TO CLOSING OF THE
      TRANSACTION....................    16
    REPRESENTATIONS AND WARRANTIES OF
      WEATHERFORD AND THE SELLERS....    16
    CONDUCT OF SELLERS' BUSINESS
      PRIOR TO THE TRANSACTION.......    16
    TERMINATION OR AMENDMENT OF
      PURCHASE AND SALE AGREEMENT....    17
    INDEMNIFICATION..................    17
    NON-COMPETITION AGREEMENT........    18
COMPARATIVE RIGHTS OF THE
  STOCKHOLDERS OF WEATHERFORD AND
  NODECO AS..........................    18
    SPECIAL VOTE REQUIRED FOR CERTAIN
      COMBINATIONS...................    18
    VOTE REQUIRED FOR EXTRAORDINARY
      CORPORATE TRANSACTIONS.........    19
    ELECTION AND APPOINTMENT OF
      DIRECTORS......................    19
    INDEMNIFICATION OF BOARD
      MEMBERS........................    20
    REMOVAL OF DIRECTORS.............    20
    PREEMPTIVE RIGHTS................    20
    CALLING OF STOCKHOLDER
      MEETINGS.......................    20
    STOCKHOLDER MEETING QUORUM.......    20
    DIRECTOR QUALIFICATION AND
      NUMBER.........................    20
UNAUDITED PRO FORMA FINANCIAL
  INFORMATION........................    21
WEATHERFORD SELECTED FINANCIAL DATA..    25
NODECO SELECTED FINANCIAL DATA.......    26
NODECO MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS..............    27
    BUSINESS DESCRIPTION.............    27
    RESULTS OF OPERATIONS............    27
    LIQUIDITY AND CAPITAL
      RESOURCES......................    28
    CURRENCY FLUCTUATIONS............    29
LEGAL MATTERS........................    29
EXPERTS..............................    29
INDEX TO NODECO CONSOLIDATED
  FINANCIAL STATEMENTS...............   F-1
APPENDIX A: PURCHASE AND SALE
  AGREEMENT..........................   A-1


                                      3

                                   SUMMARY

     THE FOLLOWING CONTAINS A BRIEF SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN A COMPLETE STATEMENT OF ALL MATERIAL INFORMATION RELATING TO THE TRANSACTION AND THE PURCHASE AND SALE AGREEMENT AND IS SUBJECT AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE PURCHASE AND SALE AGREEMENT, WHICH IS ATTACHED HERETO AND INCORPORATED HEREIN BY REFERENCE. CERTAIN CAPITALIZED TERMS USED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROSPECTUS.

THE COMPANIES

     WEATHERFORD ENTERRA, INC. Weatherford is a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and gas industry. Weatherford's principal business segments include (i) the oilfield services segment, which consists of renting specialized oilfield equipment, providing fishing, well control assistance and other downhole services and related tools, and providing tubular running services and related tools; (ii) the energy products and services segment, which consists of manufacturing, selling and servicing a variety of products, including cementation products, power equipment, fishing and milling tools and heavy wall drill pipe, gas lift valves, production and service packers and related equipment, electrical and instrumentation control systems and pedestal-mounted marine cranes; (iii) the gas compression segment, which consists of manufacturing, packaging, selling, renting and servicing reciprocating natural gas compressors; and (iv) the pipeline services segment, which consists of manufacturing, selling and renting specialized pipeline equipment and services. Weatherford operates in virtually every oil and gas exploration and production region in the world, with more than 330 locations in 47 countries, including the United States. The principal executive offices of Weatherford are located at 1360 Post Oak Boulevard, Suite 1000, Houston, Texas 77056, and its telephone number at that address is 713-439-9400.

     NODECO. Nodeco designs, manufactures, sells and rents oil and gas well completion products primarily consisting of liner hanger equipment and related services, as well as packers used in completions with electric submersible pumps. Nodeco's primary markets for these products are the Norwegian and United Kingdom sectors of the North Sea. Nodeco also provides products and services for reservoir and wellbore monitoring and manufactures precision mechanical components for customers that are primarily affiliated with the oil industry. The principal executive offices of Nodeco are located at Haland Aust, P.O. Box 10, N-4341 Bryne, Norway, and its telephone number at that address is 47-51-48-24-24.

     As used herein, the term "Subsidiaries" refers to Nodeco Limited and Aarbakke Eiendom AS, 100% of the shares of which are owned by Nodeco AS, and Subsurface Technology AS, 51% of the shares of which are owned by Nodeco AS. As used herein, unless the context otherwise requires, "Nodeco" refers to Nodeco AS, Aarbakke and the Subsidiaries. As used herein, unless the context otherwise requires, "Weatherford" refers to Weatherford Enterra, Inc. and its subsidiaries.

THE TRANSACTION

     TERMS OF THE TRANSACTION. The Sellers have agreed to sell to Weatherford, on the Effective Date (as hereinafter defined), all of the assets, contractual rights and business of the Sellers at the Effective Date, including, but not limited to, cash and cash equivalents, contracts, equipment, rental equipment, goodwill, motor vehicles, real property, shares of the Subsidiaries owned by Nodeco AS, inventory, intangible property, excess pension plan amounts, accounts receivable, prepayments and existing legal claims (collectively, the "Assets"). As consideration for the sale of the Assets by the Sellers to Weatherford, Weatherford will assume all liabilities of the Sellers (other than Net Debt (as hereinafter defined) in excess of NOK 32 million at December 31, 1995), pay to the Sellers the cash amount of NOK 117,649,250 (as adjusted as described below under "Terms of the Transaction -- Adjustments to Consideration") and issue to Nodeco AS 750,000 shares of Weatherford Common Stock.

                                      4

     GOVERNMENTAL AND REGULATORY APPROVAL. On April 2, 1996, Weatherford filed an application with the Norwegian Ministry of Industry and Energy (the "Ministry") for approval of the Transaction under the Norwegian Acquisition of Business Act of 1994. The required 30-day waiting period will expire on May 2, 1996, unless the Ministry requests further information. See "The Transaction -- Governmental and Regulatory Approvals". Weatherford and the Sellers are aware of no other material governmental or regulatory approvals required for consummation of the Transaction.

     CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES. Certain non-United States holders of Weatherford Common Stock may be subject to federal income or estate tax consequences due to their ownership and disposition of Weatherford Common Stock. See "The Transaction -- Certain U.S. Federal Income Tax Consequences to Non-United States Holders".

     ACCOUNTING TREATMENT. The Transaction will be accounted for using the purchase method of accounting. Consequently, the results of operations of Nodeco will be included with those of Weatherford from the Effective Date.

     EFFECTIVE DATE OF THE TRANSACTION. The Purchase and Sale Agreement provides that the Transaction will become effective on such date as the Sellers and Weatherford may agree or upon the latest to occur of the following events: (i) the fifth business day after Weatherford has notified the Sellers in writing that the Commission has declared the Registration Statement effective under the Securities Act, provided that no stop order is in effect on such day; (ii) the first business day after any such stop order has been removed; (iii) the fifth Norwegian business day after Weatherford has notified the Sellers in writing of Ministry Approval (as hereinafter defined), unless Ministry Approval has been waived by Weatherford, in its sole discretion; and (iv) the approval of the shareholders of each Seller of the Transaction.

     ADJUSTMENTS TO CONSIDERATION. The cash portion of the Purchase Price will be adjusted to account for movements in the price of Weatherford Common Stock on the New York Stock Exchange (the "NYSE") and the exchange rate between United States dollars and Norwegian kroner from the date of the Purchase and Sale Agreement to the Effective Date, subject to certain limitations. Under certain circumstances, the Sellers shall be entitled to interest on the purchase price for the Assets. Weatherford is permitted under certain circumstances to reduce the purchase price for the Assets for any representations and warranties made by the Sellers in the Purchase and Sale Agreement that are untrue, inaccurate, misleading or breached. See "Terms of the Transaction -- Adjustments to Consideration".

     CONDITIONS TO CLOSING OF THE TRANSACTION. Pursuant to the Purchase and Sale Agreement, the closing of the Transaction is subject to certain conditions, including (i) the approval of the Transaction by the requisite vote of the shareholders of each Seller as may be required under Norwegian law or such Seller's governing documents, (ii) Ministry Approval, unless Weatherford, in its sole discretion, waives such requirement, (iii) the declaration of the effectiveness of the Registration Statement by the Commission and the lack of any stop orders suspending the effectiveness of the Registration Statement, (iv) the delivery to Weatherford of guarantees executed by certain shareholders of Nodeco AS and (v) the delivery to Weatherford by the Sellers of certain bills of sale, deeds, assignments and other documents regarding the Assets.

     TERMINATION OR AMENDMENT OF PURCHASE AND SALE AGREEMENT. The Purchase and Sale Agreement may be amended or supplemented only by an instrument in writing signed on behalf of Weatherford and each Seller. The Sellers have the right to terminate the Purchase and Sale Agreement if, prior to May 27, 1996, either (i) the Commission has not declared the Registration Statement effective and all stop orders have not been removed or (ii) Weatherford has not obtained Ministry Approval, unless, in its sole discretion, Weatherford has waived such requirement. If the Sellers do not exercise such right within five business days following May 27, 1996, and an event referred to in either clause (i) or clause
(ii) above has not occurred prior to July 26, 1996, Weatherford or either Seller may terminate the Purchase and Sale Agreement within five business days following such date.

                                      5

     INDEMNIFICATION. The Purchase and Sale Agreement provides for indemnification by the Sellers to Weatherford and the Subsidiaries against Losses (as hereinafter defined) related to untrue, inaccurate, misleading or breached representations or warranties made by the Sellers in the Purchase and Sale Agreement and related to tax claims not included in the Nodeco Accounts (as hereinafter defined). The Purchase and Sale Agreement provides for indemnification by Weatherford to the Sellers against Losses related to (i) untrue, inaccurate, misleading or breached representations or warranties made by Weatherford in the Purchase and Sale Agreement, (ii) material inaccuracies or omissions in the Registration Statement, (iii) failure by Weatherford to comply with the Securities Act or other laws in the distribution of the Consideration Shares (as hereinafter defined), (iv) failure by Weatherford to properly perform the contracts being transferred to Weatherford as part of the Transaction, (v) failure by Weatherford to satisfy the liabilities being assumed by it as part of the Transaction and (vi) tax claims made against Nodeco before the Effective Date. See "Terms of the Transaction -- Indemnification".

     NON-COMPETITION AGREEMENT. In the Purchase and Sale Agreement, the Sellers have agreed that, for a period of two years following the Effective Date, neither the Sellers nor any affiliate of the Sellers will compete, directly or indirectly, with Weatherford or any affiliate of Weatherford in designing, manufacturing, selling, renting or running liner hangers, packers and gas lift valves and systems. The Sellers also have agreed on behalf of the Sellers and their affiliates not to solicit for employment any employee of Weatherford or any affiliate of Weatherford, including any employee of either Seller or any Subsidiary who becomes an employee of Weatherford or any affiliate of Weatherford.

COMPARATIVE RIGHTS OF THE STOCKHOLDERS OF WEATHERFORD AND NODECO AS

     Upon consummation of the Transaction, Nodeco AS will be a holder of shares of Weatherford Common Stock. To the extent the shares of Weatherford Common Stock held by Nodeco AS are distributed to the shareholders of Nodeco AS, in connection with a liquidation of Nodeco AS or otherwise, holders of shares of Nodeco AS will become holders of shares of Weatherford Common Stock. The shares of Nodeco AS are governed by Norwegian law and the Articles of Association of Nodeco AS. The rights of holders of Weatherford Common Stock are governed by the law of the State of Delaware, Weatherford's Restated Certificate of Incorporation and Weatherford's Bylaws. There are various differences between the rights of shareholders of Nodeco AS and the rights of Weatherford stockholders, including, among other things, the required vote for certain business combinations and other significant matters. Furthermore, Weatherford's Restated Certificate of Incorporation contains certain provisions that may have the effect of deterring or making it more difficult for a third party to acquire control of Weatherford. See "Comparative Rights of Stockholders of Weatherford and Nodeco AS".

SUMMARY FINANCIAL INFORMATION

     The following historical consolidated financial data of Weatherford and Nodeco have been derived from their respective historical consolidated financial statements and should be read in conjunction with such consolidated financial statements and notes thereto, which are included elsewhere or incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference" and "Nodeco Consolidated Financial Statements". The unaudited pro forma financial data have been derived from the unaudited pro forma financial statements using the purchase method of accounting and should be read in conjunction with such unaudited pro forma financial statements and notes thereto, which are included elsewhere in this Prospectus. For other information regarding pro forma financial data, see "Unaudited Pro Forma Financial Information".
                                      6

                                 WEATHERFORD
                 (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

OPERATING RESULTS:

                                               YEAR ENDED DECEMBER 31,
                                       ----------------------------------------
                                         1995(1)       1994(2)       1993(3)
                                       ------------  ------------  ------------
Revenues.............................  $    858,907  $    676,749  $    500,491
Acquisition-related costs and other
  unusual charges....................        88,182         2,500         4,000
Operating income.....................           182        65,704        49,671
Depreciation and amortization........        95,957        71,037        50,449
Net income (loss)....................       (10,558)       41,997        35,175
Net income (loss) per share..........         (0.21)         0.94          0.88

BALANCE SHEET DATA:

                                                     DECEMBER 31,
                                       ----------------------------------------
                                           1995          1994          1993
                                       ------------  ------------  ------------
Working capital......................  $    267,380  $    251,778  $    221,834
Total assets.........................     1,258,860     1,153,970       635,602
Total debt...........................       329,266       196,672        21,253
Stockholders' equity.................       730,843       734,634       474,742

- ------------

(1) Includes acquisition-related costs and other unusual charges of $88,182,000, or $1.17 per common share.

(2) Includes acquisition-related costs of $2,500,000, or $0.06 per common share.

(3) Includes acquisition-related costs of $4,000,000, or $0.10 per common share.

                                  NODECO(1)
                        (AMOUNTS IN THOUSANDS OF NOK)

OPERATING RESULTS:

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
Revenues.............................    173,950    134,583    122,512
Operating profit.....................     27,396     16,236      7,111
Depreciation.........................     10,385      9,246      9,563
Extraordinary gain (loss), net.......      1,370     --         (4,818)
Net income (loss)(2).................     15,598      7,918     (4,067)

BALANCE SHEET DATA:

                                                DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
Working capital......................     25,786     15,304     17,254
Total assets.........................    123,942    115,000    110,518
Long-term debt, including current
portion..............................     28,278     45,788     51,664
Shareholders' equity(3)..............     44,908     29,020     26,414

- ------------

(1) The Nodeco Consolidated Financial Statements included elsewhere in this Prospectus have been prepared in accordance with accounting principles generally accepted in Norway ("Norwegian GAAP"), which vary in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Principal differences between Norwegian GAAP and US GAAP and a reconciliation of such differences are described in Notes 10 and 11 to Nodeco Consolidated Financial Statements.

(2) Net income in accordance with US GAAP was NOK 17,557,000 and NOK 7,547,000 for the years ended December 31, 1995 and 1994, respectively. See Note 11 to Nodeco Consolidated Financial Statements.

(3) Shareholders' equity in accordance with US GAAP was NOK 62,186,000 and NOK 49,277,000 at December 31, 1995 and 1994, respectively. See Note 11 to Nodeco Consolidated Financial Statements.

              SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 1995:

                                        WEATHERFORD                 NODECO       AS FURTHER
                                        AS ADJUSTED   NODECO(1)   ADJUSTMENTS     ADJUSTED
                                        -----------   ---------   -----------    ----------
Revenues.............................    $ 920,456    $  27,554     $  --         $ 948,010
Operating income.....................      122,003        4,751      (1,483)        125,271
Net income...........................       71,727        2,781      (1,784)         72,724
Net income per share.................         1.41                                     1.41

BALANCE SHEET DATA AS OF DECEMBER 31, 1995:

                                                                    NODECO       AS FURTHER
                                        WEATHERFORD   NODECO(1)   ADJUSTMENTS     ADJUSTED
                                        -----------   ---------   -----------    ----------
Working capital......................   $   267,380   $   4,079     $  --        $  271,459
Total assets.........................     1,258,860      22,746      31,312       1,312,918
Total debt...........................       329,266       4,897      14,212         348,375
Stockholders' equity.................       730,843       9,838      17,100         757,781

- ------------
(1) Prepared in accordance with Norwegian GAAP together with adjustments necessary to conform to US GAAP.

COMPARATIVE PER SHARE DATA

     The four columns included in the following table set forth (i) the historical loss per common and common equivalent share and the historical book value per share data of Weatherford Common Stock; (ii) the historical income per common and common equivalent share and the historical book value per share data of Nodeco AS common shares; (iii) the unaudited pro forma income per common and common equivalent share and the unaudited pro forma book value per share of Weatherford Common Stock; and (iv) the equivalent unaudited pro forma income per common and common equivalent share and the unaudited pro forma book value per common share of Nodeco AS. The information presented in the table should be read in conjunction with the unaudited pro forma financial statements and the separate historical consolidated financial statements of Weatherford and Nodeco and the notes thereto included elsewhere or incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference", "Unaudited Pro Forma Financial Information" and "Nodeco Consolidated Financial Statements".

                                                                  PRO FORMA
                                                                     PER          PRO FORMA
                                             HISTORICAL            SHARE OF       EQUIVALENT
                                        ---------------------    WEATHERFORD      PER NODECO
                                        WEATHERFORD    NODECO    COMMON STOCK    COMMON SHARE
                                        -----------    ------    ------------    ------------
Income (loss) per common and common
  equivalent share for the year ended
  December 31, 1995..................     $   (0.21)   $ 3.95       $ 1.41          $ 1.67
Book value per share as of December
  31, 1995...........................         14.35     11.24        14.66           17.39

     As of March 27, 1996, the last trading day prior to the announcement by Weatherford and Nodeco AS that they had reached an agreement concerning the Transaction, the closing sale price of Weatherford Common Stock as reported by the NYSE was $35.63 per share.

                                 RISK FACTORS

     NONPAYMENT OF DIVIDENDS. Weatherford has not declared or paid dividends on the Weatherford Common Stock since December 1982 and does not anticipate paying dividends on the Weatherford Common Stock at any time in the foreseeable future.

     INDUSTRY VOLATILITY. The oil and gas industry in which Weatherford and Nodeco participate historically has experienced significant volatility. Demand for Weatherford's and Nodeco's services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the volume of production, the number of well completions and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada.

     The willingness of oil and gas operators to make capital expenditures for the exploration and production of oil and natural gas will continue to be influenced by numerous factors over which Weatherford and Nodeco have no control, including the prevailing and expected market prices for oil and natural gas. Such prices are impacted by, among other factors, the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits, the level of production by non-OPEC countries, worldwide demand for oil and gas, general economic and political conditions, costs of exploration and production, availability of new leases and concessions, and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. No assurance can be given as to the level of future oil and gas industry activity or demand for Weatherford's and Nodeco's services and products.

     COMPETITION. Weatherford encounters substantial competition from numerous small, single-site operators, larger concerns operating at multiple locations and various well servicing companies. In addition, Nodeco encounters substantial competition from several large companies that operate in the Norwegian and United Kingdom sectors of the North Sea. Weatherford expects that the substantial competition currently encountered by it and Nodeco will not be reduced or eliminated if the Transaction is consummated.

     POSSIBLE PRODUCT LIABILITY CLAIMS. Certain products manufactured or leased by Weatherford or Nodeco are used in potentially hazardous drilling, completion, production and workover applications that can cause personal injury or loss of life as well as damage to property, equipment or the environment and suspension of operations. Litigation arising from a catastrophic occurrence at a location where Weatherford's or Nodeco's equipment and services are used may in the future result in Weatherford or Nodeco being named as a defendant in product liability or other lawsuits asserting potentially large claims. Each of Weatherford and Nodeco maintains insurance coverage that its management believes to be customary in the industry for a company of its size against these hazards. However, insurance may not provide complete protection against casualty losses and a successful claim could have a material adverse effect on Weatherford or Nodeco. Further, no assurance can be given that Weatherford or Nodeco will be able to maintain adequate insurance in the future at rates considered reasonable.

     RISKS RELATED TO INTERNATIONAL OPERATIONS. During 1995, approximately 53% of Weatherford's revenues were derived from sales and rentals outside of the United States and Canada based upon the ultimate destination in which equipment or services were sold, shipped or provided to the customer. Certain of these operations are subject to special risks inherent in doing business outside the United States, including risks of war, civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Certain areas, including Algeria, Nigeria, Angola and parts of the Middle East have been subjected to political disruption or social unrest in the past twelve months. International operations also can be affected by laws and regulations limiting or prohibiting exports to and operations in particular countries, including Iran, Iraq and Libya. Government-owned petroleum companies in some of the countries in which Weatherford operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, Weatherford relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between Weatherford and government-owned petroleum companies. Generally, business interruptions resulting from civil or political disruptions negatively impact near-term results of operations; however, management of Weatherford believes that it is unlikely that any specific business disruption caused by existing or foreseen civil or political instability will have a materially adverse impact on the financial condition or liquidity of Weatherford. Weatherford expects that the risks encountered by it in its international operations also would apply to Nodeco if the Transaction is consummated.

     GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS. Weatherford's and Nodeco's businesses are affected both directly and indirectly by governmental regulations relating to the oilfield service industry and the oil and gas exploration and production industry in general, as well as by environmental and safety regulations that specifically apply to such businesses. It is likely that the trend of more expansive and stricter environmental laws and regulations will continue, and that the costs of compliance with such laws and regulations will continue to increase in the foreseeable future, for Weatherford, Nodeco and their customers. There can be no assurance that the cost of compliance with current environmental and safety regulations or future changes in such laws and regulations will not have a material adverse effect on Weatherford's and Nodeco's operations.

                              EXCHANGE RATE DATA

     The following table sets forth, for the periods indicated, certain exchange rates based on the high and low noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The rates quoted are the number of United States dollars per one NOK. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On April 12, 1996, the exchange rate based on the noon buying rate in New York City for cable transfers of NOK expressed in United States dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was $0.1540 per one NOK.

                                                      YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                         1995       1994       1993       1992       1991
                                       ---------  ---------  ---------  ---------  ---------
Exchange rate at end of period.......  $  0.1582  $  0.1478  $  0.1328  $  0.1439  $  0.1671
Average exchange rate during
  period.............................     0.1584     0.1426     0.1402     0.1599     0.1540
High exchange rate during period.....     0.1635     0.1613     0.1667     0.1815     0.1766
Low exchange rate during period......     0.1468     0.1321     0.1328     0.1439     0.1399

                          WEATHERFORD ENTERRA, INC.

     Weatherford is a diversified international energy service and manufacturing company that provides a variety of services and equipment to the exploration, production and transmission sectors of the oil and gas industry. Weatherford's principal business segments include (i) the oilfield services segment, which consists of renting specialized oilfield equipment, providing fishing, well control assistance and other downhole services and related tools, and providing tubular running services and related tools; (ii) the energy products and services segment, which consists of manufacturing, selling and servicing a variety of products, including cementation products, power equipment, fishing and milling tools and heavy wall drill pipe, gas lift valves, production and service packers and related equipment, electrical and instrumentation control systems and pedestal-mounted marine cranes; (iii) the gas compression segment, which consists of manufacturing, packaging, selling, renting and servicing reciprocating natural gas compressors; and (iv) the pipeline services segment, which consists of manufacturing, selling and renting specialized pipeline equipment and services. Weatherford operates in virtually every oil and gas exploration and production region in the world, with more than 330 locations in 47 countries, including the United States.

                                    NODECO

     Nodeco designs, manufactures, sells and rents oil and gas well completion products primarily consisting of liner hanger equipment and related services, as well as packers used in completions with electric submersible pumps. Nodeco's primary markets for these products are the Norwegian and United Kingdom sectors of the North Sea. Nodeco also provides products and services for reservoir and wellbore monitoring and manufactures precision mechanical components for customers that are primarily affiliated with the oil industry.

     Liner hanger equipment is used in the drilling and completion of oil and gas wells. While primarily used for the production casing string in deep, deviated or horizontal wells, liner hangers also may be used for intermediate casing sections of a well. Nodeco provides a broad range of liner hanger equipment in diameters ranging from 4 1/2 inches to 18 5/8 inches. A variety of accessories and configurations also are available including rotating and non-rotating liner hangers, single and dual wiper plug systems, liner top packers and installation and clean-out tools. Equipment is designed by Nodeco to meet North Sea standards for the industry. In most situations, Nodeco supplies a complete liner hanger package to the customer including Nodeco liner hanger equipment and running tools, as well as cementing equipment purchased from third parties, all of which are assembled and tested before shipping to the customer. Nodeco employees also act as advisors at the drilling rig when the equipment is installed. Two special products that Nodeco markets as part of its liner hanger system are the Floating Junk Bonnet and the Top-Drive Cementing Head. The Floating Junk Bonnet is a Nodeco innovation (patents pending) that keeps debris from entering the liner hanger equipment when it is being installed. The tool helps prevent sticking in the wellbore and improves the setting performance of the liner hanger. The Top-Drive Cementing Head is an attachment that allows the liner to be rotated by the Top Drive System during cementing, thereby improving the cementation of the liner.

     Electric submersible pump installations commonly are used in producing wells in the United Kingdom sector of the North Sea as well as in numerous other oil fields worldwide. Most of these completions use a packer to improve the completion and the efficiency of the pump. Pump packers are hydraulically-set, multiple-string tools that provide for production tubing string, power cable, gas venting, gas or chemical injection and wireline instrument access. The pump packers are retrievable to allow for frequent workovers associated with electric submersible pumps. In 1990, Nodeco worked jointly with BP Exploration to develop a proprietary resettable pump packer that could be set, released and then reset to reduce workover costs. The patented tool design allows near surface repairs to the power cable system without requiring the pump packer to be retrieved to the surface, thereby significantly reducing rig time and workover cost. Nodeco's patented "RR" Resettable Pump Packer presently is manufactured in four main sizes ranging from 7 inches to 13 3/8 inches, with up to five string capacity. Typically, the pump packers are manufactured with 13% chrome materials, and a variety of design modifications are available. Additional sizes are designed as customers request them. Pump packers generate additional service revenues each time they are retrieved from the well and require redressing and repair. As an addition to the pump packer line, Nodeco recently developed a retrievable sump packer that can be run in tandem with the pump packer.

     Nodeco has a working relationship with a German manufacturer that has a proprietary manufacturing process to produce a screen system to be used across producing intervals. This special screen system allows the operator to eliminate gravel packing as part of the completion process. The resulting well completion produces with less differential pressure and has improved flow characteristics.

     Aarbakke, a wholly-owned subsidiary of Nodeco AS, is a manufacturing unit that also provides precision machining services to third parties in Norway and other countries. These services generally consist of manufacturing small and large mechanical components. Approximately half of Aarbakke's production capacity is used for third-party manufacturing, of which 80% relates to oil industry activities.

     Subsurface Technology AS, a 51% owned subsidiary of Nodeco AS ("SubTech"), provides consulting services related to production and reservoir monitoring activities, as well as design, fabrication and installation of systems for such activities. Systems designed and fabricated by SubTech for customers have included downhole pressure and temperature monitoring equipment and the associated surface data acquisition equipment. Consulting studies performed by SubTech for customers have evaluated the feasibility of various temperature and pressure monitoring systems, reservoir subsidence monitoring, selective well stimulation procedures and other concepts related to fluid measurement and other production applications. SubTech's customers include many of the active operators in the Norwegian sector of the North Sea, as well as other foreign entities.

     Historically, Nodeco has focused its marketing efforts on the North Sea market, and Nodeco only recently has increased its international sales efforts. Nodeco actively provides liner hanger equipment and services in all sectors of the North Sea as well as certain other parts of the world. Until recently, substantially all of Nodeco's pump packer sales have been to operators in the United Kingdom sector of the North Sea, since no electric submersible pump completions had been made in the Norwegian sector. Nodeco has made recent sales of pump packers to certain Norwegian producers. Most of Nodeco's machining services and reservoir monitoring consulting services are provided to Norwegian customers. Nodeco's revenues derived from non-North Sea markets originate primarily from other European countries, North and West Africa and the Asia-Pacific region.

                               THE TRANSACTION

     The detailed terms and conditions to the consummation of the Transaction are contained in the Purchase and Sale Agreement, which is attached as Appendix A to this Prospectus and is incorporated herein by reference. The following discussion sets forth a description of certain material terms and conditions of the Purchase and Sale Agreement. THE DESCRIPTION IN THIS PROSPECTUS OF THE TERMS AND CONDITIONS TO THE CONSUMMATION OF THE TRANSACTION IS QUALIFIED BY, AND MADE SUBJECT TO, THE MORE COMPLETE INFORMATION SET FORTH IN THE PURCHASE AND SALE AGREEMENT.

GENERAL DESCRIPTION OF THE TRANSACTION

     The Sellers have agreed to sell to Weatherford on the Effective Date the Assets, consisting of all of the assets, contractual rights and business of the Sellers at the Effective Date, including, but not limited to, cash and cash equivalents, the benefits of the Sellers' outstanding contractual obligations, equipment, rental equipment, goodwill, motor vehicles, real property, shares of the Subsidiaries owned by Nodeco AS, inventory, intangible property, all amounts allocated to the Sellers' collective pension plan as of the Effective Date in excess of the liability under such plan as of the Effective Date, accounts receivable, prepayments and existing legal claims. As consideration for the sale of the Assets by the Sellers to Weatherford, Weatherford will assume all liabilities of the Sellers (other than Net Debt in excess of NOK 32 million), pay to the Sellers the cash amount of NOK 117,649,250 (as adjusted as described below under "Terms of the Transaction -- Adjustments to Consideration") and issue to Nodeco AS 750,000 shares (the "Consideration Shares") of Weatherford Common Stock. The term "Net Debt" is defined in the Purchase and Sale Agreement to mean the sum of Nodeco's bank overdrafts, other short-term interest bearing liabilities, mortgage and other long-term debt and subordinated loans less any cash and cash equivalents as listed in the audited financial statements of Nodeco AS, Aarbakke, each Subsidiary and Nodeco AS on a consolidated basis, in each case at December 31, 1995 (collectively, the "Nodeco Accounts"). Weatherford has agreed to offer each employee of the Sellers a similar position on similar terms as that held at the Effective Date. In addition, Weatherford has agreed to use its best efforts to list the Consideration Shares on the NYSE.

GOVERNMENTAL AND REGULATORY APPROVALS

     The Transaction is subject to (i) the receipt of approval from the Norwegian Ministry of Industry and Energy (the "Ministry") under the Norwegian Acquisition of Business Act of 1994 ("NABA") without conditions that materially alter the economic value to Weatherford of the Transaction or (ii) the expiration of the applicable 30-day waiting period without a request by the Ministry for further information (either (i) or (ii) referred to as "Ministry Approval"), unless Weatherford, in its sole discretion, waives the requirement of Ministry Approval. Transactions such as the Transaction are reviewed by the Ministry to determine if the acquisition may have material adverse effects, including employment effects, on a company, its line of business or society as a whole. Weatherford filed an application for Ministry approval on April 2, 1996. The required waiting period under NABA will expire on May 2, 1996, unless the Ministry requests further information.

     Weatherford shall be entitled to terminate the Purchase and Sale Agreement if Ministry Approval is not obtained, unless Weatherford, in its sole discretion, waives the requirement of Ministry Approval. There can be no assurance that the Ministry will not require further information in connection with the Transaction or that the Ministry will approve the Transaction without conditions that materially alter the economic value of the Transaction to Weatherford.

     Weatherford and the Sellers are aware of no other material governmental or regulatory approvals required for consummation of the Transaction.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Weatherford Common Stock by non-United States holders. The following discussion does not purport to be a complete analysis of all of the potential tax considerations relating thereto. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, United States Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income and estate taxation that may be relevant to a particular non-United States holder's decision to own Weatherford Common Stock. Neither Weatherford nor Nodeco has requested an opinion of legal counsel or an IRS ruling regarding the federal income or estate tax consequences of the ownership or disposition of Weatherford Common Stock by non-United States holders. PROSPECTIVE NON-UNITED STATES HOLDERS OF WEATHERFORD COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF WEATHERFORD COMMON STOCK.

     As used herein, "non-United States holder" means a corporation, individual or partnership that is, as to the United States, a foreign corporation, a non-resident alien individual or a foreign partnership, or any estate or trust that is not subject to United States taxation on income from sources outside the United States and that is not effectively connected with the conduct of a trade or business within the United States.

     Dividends paid to a non-United States holder of Weatherford Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The United States federal income tax withholding rate on dividends paid to a non-United States holder is limited to 15% under Article 8 of the Norway-United States Income Tax Treaty (the "Treaty") provided the non-United States holder (i) is a resident of Norway, within the meaning of the Treaty, and (ii) does not have a permanent establishment in the United States with respect to which the dividends are effectively connected. Under currently effective Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of the country in determining the applicability of a treaty for those purposes. Proposed Treasury Regulations, if finally adopted, would require a non-United States holder to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Those forms would contain the holder's name and address and, subject to a de minimis exception, an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof. However, except as may be otherwise provided in an applicable income tax treaty, a non-United States holder will be taxed at ordinary federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of a trade or business of the non-United States holder within the United States and will not be subject to the withholding tax described above. Certain certification requirements must be complied with to claim an exemption from withholding on effectively connected dividends. If the non-United States holder is a foreign corporation, it also may be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on effectively connected dividends. A non-United States holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may apply for a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Weatherford has not declared or paid dividends on Weatherford Common Stock since December 1982 and does not anticipate paying dividends on Weatherford Common Stock at any time in the foreseeable future.

     Non-United States holders generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Weatherford Common Stock unless (i) the gain is effectively connected with a trade or business conducted by the non-United States holder within the United States (in which case the branch profits tax described in the preceding paragraph also may apply if the holder is a foreign corporation), (ii) in the case of a non-United States holder who is a non-resident alien individual and holds Weatherford Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the non-United States holder is subject to tax pursuant to the provisions of the United States federal tax law applicable to certain United States expatriates or (iv) Weatherford is or has been a "United States real property holding corporation" for federal income tax purposes and, if Weatherford Common Stock is considered "regularly traded" during the year of the disposition of Weatherford Common Stock, the non-United States holder held directly or indirectly at any time during the five-year period ending on the date of disposition more than five percent of the outstanding Weatherford Common Stock. Generally, this last rule for stock in United States real property holding corporations takes precedence over relief provided by tax treaties. However, non-United States holders who would be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Weatherford Common Stock should consult applicable treaties, which may provide different rules.

     Weatherford Common Stock that is owned or treated as being owned at the time of death by a non-United States holder who is a non-resident alien individual will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     Generally, dividends paid to non-United States holders outside the United States that are subject to the 30% or treaty-reduced rate of withholding tax will be exempt from the 31% backup withholding tax. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Weatherford Common Stock effected outside the United States. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Weatherford Common Stock effected outside the United States where that broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" as defined in the Code (generally, a foreign corporation controlled by United States shareholders), unless the broker has documentary evidence in its records that the holder is a non-United States holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Weatherford Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder's United States federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

ACCOUNTING TREATMENT

     The Transaction will be accounted for using the purchase method of accounting. Consequently, the results of operations of Nodeco will be included with those of Weatherford from the Effective Date.

                           TERMS OF THE TRANSACTION

EFFECTIVE DATE OF THE TRANSACTION

     The Purchase and Sale Agreement provides that the Transaction will become effective (the "Effective Date") on such date as the Sellers and Weatherford may agree or upon the latest to occur of the following events: (i) the fifth business day after Weatherford has notified the Sellers in writing that the Commission has declared the Registration Statement effective under the Securities Act, provided that no stop order is in effect on such day; (ii) the first business day after any such stop order has been removed; (iii) the fifth Norwegian business day after Weatherford has notified the Sellers in writing of Ministry Approval, unless Ministry Approval has been waived by Weatherford, in its sole discretion; and (iv) the approval of the Transaction by the shareholders of each Seller.

ADJUSTMENTS TO CONSIDERATION

     Subject to the adjustments described below, the purchase price (the "Purchase Price") for the Assets shall consist of cash consideration of NOK 117,649,250 and the issuance to Nodeco AS of 750,000 shares of Weatherford Common Stock. The cash portion of the Purchase Price will be adjusted to account for movements in the price of Weatherford Common Stock on the NYSE and the exchange rate between United States dollars and Norwegian kroner from the date of the Purchase and Sale Agreement to the Effective Date, subject to certain limitations. The adjustment to the cash consideration shall be made according to the following formula:

       NOK 142,350,750 - (Average Stock Price x 750,000 x Exchange Rate)

If the adjustment referred to above is a positive number, the cash consideration will be increased by an amount equal to such positive number. If the adjustment referred to above is a negative number, the cash consideration will be reduced by an amount equal to such negative number. The term "Average Stock Price" is defined as the average Weatherford Common Stock closing price on the NYSE as reported by The Wall Street Journal for the ten business days ending on the last business day prior to the Effective Date; provided, that
(i) if the average Weatherford Common Stock closing price for the ten business days ending on the last business day prior to the Effective Date is greater than $35 per share, then the "Average Stock Price" shall be exactly $35 per share, (ii) if the average Weatherford Common Stock closing price for the ten business days ending on the last business day prior to the Effective Date is less than $25 per share, then the "Average Stock Price" shall be exactly $25 per share, and (iii) if the average Weatherford Common Stock closing price for the ten business days ending on the last business day prior to the Effective Date is less than $20 per share, then Weatherford shall have the option to terminate the Purchase and Sale Agreement or pay an amount of additional cash consideration equal to the product of (A) the amount by which $20 exceeds the average Weatherford Common Stock closing price for the ten business days ending on the last business day prior to the Effective Date and (B) 750,000 and (C) the Exchange Rate. The term "Exchange Rate" is defined as the average NOK/United States dollar exchange rate as reported by Dagens Naeringsliv for the ten business days ending on the last business day prior to the Effective Date; provided, that (i) if the average NOK/United States dollar exchange rate for the ten business days ending on the last business day prior to the Effective Date is greater than NOK 6.4532 per United States dollar, then the "Exchange Rate" shall be exactly 6.4532, and (ii) if the average NOK/United States dollar exchange rate for the ten business days ending on the last business day prior to the Effective Date is less than NOK 6.2002 per United States dollar, then the "Exchange Rate" shall be exactly 6.2002.

     The Sellers shall be entitled to interest on the Purchase Price at the rate of five percent per annum for the period beginning on the sixth business day after the Commission has declared the Registration Statement effective and ending on the earlier to occur of (i) the last business day prior to the Effective Date and (ii) May 27, 1996. If the Effective Date has not taken place before May 27, 1996 and the Sellers do not exercise their option to terminate the Purchase and Sale Agreement described under "-- Termination or Amendment of Purchase and Sale Agreement", the Sellers shall be entitled to interest on the Purchase Price at the rate of ten percent per annum for the period beginning on May 28, 1996 and ending on the last business day prior to the Effective Date.
                                      15

     If any representations and warranties provided by the Sellers to Weatherford in the Purchase and Sale Agreement (including that the Sellers have, to the best of their knowledge, provided all information relating to the Sellers and the Subsidiaries and their respective affairs that would be material to Weatherford for the valuation of the Assets and the business of the Sellers) are untrue, inaccurate, misleading or breached, Weatherford shall be entitled to reduce the cash portion of the Purchase Price by an amount (the "Deficiency Amount") equal to the value at the Effective Date of the specific Assets (or portions thereof) or specific assumed liabilities (or portions thereof) that resulted in the representations and warranties being untrue, inaccurate, misleading or breached; provided, that if the Deficiency Amount is greater than NOK 44,000,000, Weatherford and the Sellers shall use their reasonable best efforts to reach an agreement with respect to the Transaction on mutually acceptable terms, or, after failure to reach such an agreement within ten business days, any party shall be permitted to terminate the Purchase and Sale Agreement. If any representations and warranties provided by the Sellers to Weatherford in the Purchase and Sale Agreement are discovered after the Effective Date to have been untrue, inaccurate, misleading or breached at the Effective Date, the Sellers shall reimburse to Weatherford the Deficiency Amount plus interest on such amount at the rate of eight percent per annum from the Effective Date to the date of reimbursement.

CONDITIONS TO CLOSING OF THE TRANSACTION

     Pursuant to the Purchase and Sale Agreement, the closing of the Transaction is subject to certain conditions, including (i) the approval of the Transaction by the requisite vote of the shareholders of each Seller as may be required under Norwegian law or such Seller's governing documents, (ii) Ministry Approval, unless Weatherford, in its sole discretion, waives such requirement, (iii) the declaration of the effectiveness of the Registration Statement by the Commission and the lack of any stop orders suspending the effectiveness of the Registration Statement, (iv) the delivery of guarantees in favor of Weatherford executed by certain shareholders of Nodeco AS and (v) the delivery to Weatherford by the Sellers of certain bills of sale, deeds, assignments and other documents regarding the Assets.

REPRESENTATIONS AND WARRANTIES OF WEATHERFORD AND THE SELLERS

     In the Purchase and Sale Agreement, the Sellers have made various representations and warranties relating to, among other things, their businesses, properties and financial conditions, the accuracy of their financial statements, the ownership of their assets, their compliance with certain laws (including environmental) and permitting requirements, the status of their contracts and the existence or absence of certain litigation. In the Purchase and Sale Agreement, Weatherford has made various representations and warranties relating to, among other things, its business and financial condition, the accuracy of its recent filings with the Commission and its financial statements contained therein, its compliance with certain laws and permitting requirements and the existence or absence of certain litigation.

CONDUCT OF SELLERS' BUSINESS PRIOR TO THE TRANSACTION

     Pursuant to the Purchase and Sale Agreement, the Sellers have agreed that, from the date of the Purchase and Sale Agreement to the Effective Date, they and the Subsidiaries will (i) conduct the business of the Sellers and the Subsidiaries in the ordinary and usual course, consistent with past practices;
(ii) not issue shares of stock, or grant any options, warrants or other rights to purchase such stock; (iii) not declare or pay any dividends; (iv) not redeem any stock; (v) not amend the governing documents of either Seller or any Subsidiary; (vi) not sell, pledge or dispose of any assets of either Seller or any Subsidiary other than in the ordinary and usual course of business, consistent with past practice; (vii) not grant any director, officer or employee any increase in compensation or any severance or termination pay in excess of what is consistent with prior business practice, except as required by law; (viii) not establish any new, or increase any existing, pension plans, profit sharing plans or employee benefits; (ix) not acquire any corporation, partnership or other business organization; (x) not incur any indebtedness other than in the usual and ordinary course of business consistent with past practice; (xi) not grant any guarantee or financial support of any kind to third parties other than in the usual and ordinary course of business consistent with past practice; (xii) not enter into any material contracts or engage in any transaction which, even though in the ordinary and usual course of business, is not consistent with the prior business practice of the Sellers or the

                                      16

Subsidiaries; (xiii) not make any change in the accounting principles and practices of the Sellers or the Subsidiaries; (xiv) not adopt or file a plan of complete or partial liquidation, dissolution, merger or other reorganization; (xv) not do anything that may cause the Sellers' warranties contained in the Purchase and Sale Agreement to become incorrect; (xvi) make all reasonable efforts to preserve intact all licenses and permits of the Sellers and the Subsidiaries and maintain the business relationships of the Sellers and the Subsidiaries; (xvii) pay any taxes (including social security premiums) or other amounts owed and file any tax returns or other similar filings required by applicable law; (xviii) use their best efforts to call and hold meetings of the shareholders of the Sellers to approve the Transaction, such meetings to be held as promptly as practicable following the declaration by the Commission of the effectiveness of the Registration Statement; and
(xix) give full access to Weatherford at all reasonable times to the premises and records of the Sellers and the Subsidiaries and furnish information regarding the business of the Sellers and the Subsidiaries as requested by Weatherford.

TERMINATION OR AMENDMENT OF PURCHASE AND SALE AGREEMENT

     The Purchase and Sale Agreement may be amended or supplemented only by an instrument in writing signed on behalf of Weatherford and each Seller. The Sellers have the right to terminate the Purchase and Sale Agreement if, prior to May 27, 1996, either (i) the Commission has not declared the Registration Statement effective and all stop orders have not been removed or (ii) Weatherford has not obtained Ministry Approval, unless, in its sole discretion, Weatherford has waived such requirement. The Sellers may only exercise such right of termination within five business days following May 27, 1996. If such right is not exercised, and an event referred to in either clause (i) or clause (ii) above has not occurred prior to July 26, 1996, Weatherford or either Seller may terminate the Purchase and Sale Agreement within five business days following such date.

INDEMNIFICATION

     The Purchase and Sale Agreement provides that the Sellers shall indemnify and hold harmless Weatherford and the Subsidiaries for one year following the Effective Date against all losses, claims, damages, liabilities, costs and other expenses ("Losses") it or any Subsidiary may reasonably incur or become subject to in connection with third party claims against Weatherford or any Subsidiary related to events that occurred prior to the Effective Date, to the extent such claim has not resulted in a reduction of the cash portion of the Purchase Price by, or a reimbursement by the Sellers to Weatherford of, a Deficiency Amount and to the extent such Losses arise out of, are based upon or are in connection with any untrue, inaccurate, misleading or breached representation or warranty made by the Sellers in the Purchase and Sale Agreement. In addition, the Sellers shall indemnify and hold harmless Weatherford and the Subsidiaries for a period of three years after the Effective Date against all Losses they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with a claim by any taxing authority for any taxes allocated or attributable to any period ending on or before December 31, 1995 that has not been included in the Nodeco Accounts. The Sellers shall only be responsible for tax Losses in excess of NOK 1,000,000 and for all other Losses in excess of NOK 4,000,000. The Sellers' maximum liability for all such Losses shall not exceed NOK 75,000,000. Pursuant to the Purchase and Sale Agreement, certain shareholders of Nodeco AS will guarantee the Sellers' indemnification obligations.

     The Purchase and Sale Agreement provides that Weatherford shall indemnify and hold harmless the Sellers against all Losses they may reasonably incur or become subject to under the Securities Act, the Exchange Act or otherwise, insofar as such Losses arise out of, are based upon or are in connection with
(i) any untrue, inaccurate misleading or breached representation or warranty made by Weatherford in the Purchase and Sale Agreement, (ii) any untrue statement or omission of a material fact (or alleged untrue statement or omission) contained in the Registration Statement or any prospectus included therein, (iii) the failure of Weatherford to comply with the Securities Act or any other law, rule or regulation with respect to the distribution of the Consideration Shares, (iv) the non-performance or the defective or negligent performance after the Effective Date by Weatherford of any contracts transferred to Weatherford as part of the Transaction, to the extent such non-performance or defective or negligent performance is not caused by

                                      17

the Sellers' breach of any of their representations or warranties contained in the Purchase and Sale Agreement, (v) the failure by Weatherford to satisfy any of the liabilities assumed by it under the Purchase and Sale Agreement, or
(vi) a claim by any taxing authority for any taxes allocated or attributable to any period ending before the Effective Date.

NON-COMPETITION AGREEMENT

     In the Purchase and Sale Agreement, the Sellers have agreed that, for a period of two years following the Effective Date, neither the Sellers nor any affiliate of the Sellers will compete, directly or indirectly, with Weatherford or any affiliate of Weatherford in designing, manufacturing, selling, renting or running liner hangers, packers and gas lift valves and systems. The Sellers also have agreed on behalf of the Sellers and their affiliates not to solicit for employment any employee of Weatherford or any affiliate of Weatherford, including any employee of either Seller or any Subsidiary who becomes an employee of Weatherford or any affiliate of Weatherford.

                    COMPARATIVE RIGHTS OF THE STOCKHOLDERS
                         OF WEATHERFORD AND NODECO AS

     Upon consummation of the Transaction, Nodeco AS will be a holder of shares of Weatherford Common Stock. To the extent the shares of Weatherford Common Stock held by Nodeco AS are distributed to the shareholders of Nodeco AS, in connection with a liquidation of Nodeco AS or otherwise, holders of shares of Nodeco AS will become holders of shares of Weatherford Common Stock. The shares of Nodeco AS are governed by Norwegian law and the Articles of Association of Nodeco AS. The rights of holders of Weatherford Common Stock are governed by the law of the State of Delaware, Weatherford's Restated Certificate of Incorporation and Weatherford's Bylaws. Set forth below are the principal differences between the shares of Nodeco AS and Weatherford Common Stock.

SPECIAL VOTE REQUIRED FOR CERTAIN COMBINATIONS

     Section 203 of the Delaware General Corporation Law (the "DGCL") prohibits a corporation from engaging in a "business combination" (as hereinafter defined) with an "interested stockholder" (defined generally to mean a person who, together with his affiliates, owns, or if the person is an affiliate of the corporation did own within the last three years, 15% or more of the outstanding voting stock of the corporation) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the board of directors of the corporation approved the business combination or the transaction in which the stockholder became an interested stockholder, (ii) as a result of the business combination, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) on or subsequent to the date of the business combination, the board of directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder approve the business combination. The DGCL defines a "business combination" generally as: (i) a merger or consolidation with the interested stockholder or with any other corporation if the merger or consolidation is caused by the interested stockholder, (ii) a sale or other disposition to or with an interested stockholder of assets with an aggregate market value greater than or equal to 10% or more of either the aggregate market value of all assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation; (iii) with certain exceptions, any transaction resulting in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or such subsidiary to the interested stockholder; (iv) any transaction involving the corporation or a majority-owned subsidiary that has the effect of increasing the proportionate share of the stock of the corporation or any such subsidiary owned by the interested stockholder; or (v) any receipt by the interested stockholder of the benefit of any loans or other financial benefits provided by the corporation or any majority-owned subsidiary.

     The DGCL permits a corporation to elect not to be governed by Section
203. Weatherford's Bylaws make such an election. However, Weatherford's Restated Certificate of Incorporation and Bylaws contain provisions similar to
Section 203 that require a higher percentage of stockholders' vote to approve a

                                      18

Business Combination (as hereinafter defined). Pursuant to these provisions, an "Interested Stockholder" is defined generally to mean the owner of more than 20% of the voting power of the outstanding voting stock and any affiliate of such person. The holders of at least 80% of the voting power of the then outstanding shares of capital stock of Weatherford entitled to vote must approve the Business Combination. The term "Business Combination" is defined generally to include any of the following transactions in which an Interested Stockholder is involved: (i) a merger or consolidation, (ii) a sale or other disposition of assets having a fair market value of $1 million or more, (iii) an issuance or transfer of any securities having a fair market value of $1 million or more, (iv) a plan of liquidation or dissolution or (v) certain transactions that increase the proportionate share of the outstanding shares of any class of equity or convertible securities owned by an Interested Stockholder or any of its affiliates. The special stockholder voting requirement of the fair price provisions is not applicable to a Business Combination if either (i) a majority of the Continuing Directors (as hereinafter defined) approves the Business Combination or (ii) certain minimum price, form of consideration and procedural requirements are satisfied. Weatherford's Restated Certificate of Incorporation generally defines "Continuing Director" to mean a director who either (i) was unaffiliated with the Interested Stockholder and was a member of the Weatherford Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder or (ii) was designated in the appropriate manner as a Continuing Director by the other Continuing Directors.

     Neither the Articles of Association of Nodeco AS nor Norwegian law contains any provisions similar to that contained in Weatherford's Restated Certificate of Incorporation regarding a special vote for certain business combinations with "interested" stockholders.

VOTE REQUIRED FOR EXTRAORDINARY CORPORATE TRANSACTIONS

     Under the DGCL, an amendment to a corporation's certificate of incorporation requires the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class, unless the corporation's certificate of incorporation provides for a higher percentage. The DGCL also provides that the holders of a majority of the outstanding stock of the corporation entitled to vote thereon may approve an agreement of merger or consolidation or the dissolution of a corporation. Weatherford's Restated Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding stock entitled to vote generally in the election of directors is required for amendments to Weatherford's Restated Certificate of Incorporation relating to written consents and special meetings of stockholders, relating to the number, election, terms, increase in the number, vacancy, removal and limitation on liability of directors, and relating to certain mergers, consolidations or dissolutions of Weatherford that involve an Interested Stockholder. See
"-- Special Vote Required for Certain Business Combinations". Norwegian law provides that certain extraordinary corporate transactions, such as an amendment to the articles of association, an increase in the share capital of the company, a merger, a voluntary liquidation or a sale of all of the assets of a company in preparation of a liquidation, require the affirmative vote of two-thirds of the shares entitled to vote at any meeting of the shareholders held for such purpose.

ELECTION AND APPOINTMENT OF DIRECTORS

     Under the DGCL, directors of a corporation shall be elected by the stockholders of the corporation by a plurality of the votes of the shares entitled to vote on the election of directors. In addition, Weatherford's Bylaws permit the Board of Directors to fill any vacancy occurring in the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any director, or otherwise, or if any new directorship is created by an increase in the authorized number of directors. Norwegian law provides that the directors of a company shall be elected by the stockholders of the company by a majority of the votes of the shares entitled to vote at such meeting and that the board of directors of a company cannot fill a vacancy on the board of directors.

                                      19

INDEMNIFICATION OF BOARD MEMBERS

     Weatherford's Restated Certificate of Incorporation contains a provision that eliminates the personal monetary liability of a director to Weatherford and its stockholders for breach of his fiduciary duty of care as a director to the extent currently allowed under the DGCL. Weatherford also has entered into an indemnification agreement with each of its directors. Neither Norwegian law nor the Articles of Association of Nodeco AS contain any provisions concerning indemnification by Nodeco AS of members of its board of directors.

REMOVAL OF DIRECTORS

     Weatherford's Restated Certificate of Incorporation and Bylaws provide that, subject to the rights of the holders of any outstanding shares of serial preferred stock of Weatherford, no director may be removed from office, except for cause and upon the affirmative vote of the holders of at least 80% of the outstanding stock entitled to vote for the election of directors. Norwegian law provides that directors of a Norwegian company can be removed by a majority vote of the shares entitled to vote at any meeting of the shareholders for such purpose.

PREEMPTIVE RIGHTS

     Under Norwegian law, shareholders of a Norwegian company have preemptive rights with respect to the issuance of additional share capital of the company. The board of directors of a Norwegian company may propose, and the shareholders may accept, voiding the preemptive rights with respect to any given share issuance. Weatherford's Restated Certificate of Incorporation specifically denies preemptive rights to the stockholders of Weatherford.

CALLING OF STOCKHOLDERS MEETINGS

     Weatherford's Bylaws provide that special meetings of the stockholders of Weatherford may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, and only by written notice given to the stockholders of Weatherford not less than 30 nor more than 60 days before such meeting. Norwegian law provides that shareholder meetings may be called by the board of directors and can be requested by a 10% shareholder, with notice to be delivered at least one week prior to such meeting.

STOCKHOLDERS MEETING QUORUM

     Weatherford's Bylaws provide that a vote of stockholders may be taken only at a meeting at which a quorum of stockholders representing a majority of the stock issued and outstanding and entitled to vote thereat is present. Norwegian law contains no quorum requirement for a shareholder meeting of a Norwegian company.

DIRECTOR QUALIFICATION AND NUMBER

     The DGCL provides that the number of directors of a Delaware corporation shall be fixed by, or in the manner provided in, the bylaws, unless such number is changed by action of the majority of the directors. Weatherford's Bylaws provide for the number of directors to be not less than six nor more than 15. The Weatherford Board of Directors currently is set at ten directors. The Articles of Association of Nodeco AS provide for the number of directors to be not less than three nor more than seven as determined at a meeting of the shareholders of Nodeco AS. The board of directors of Nodeco AS currently is set at five directors.

                                      20

                  UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The unaudited pro forma financial statements are based upon (i) the historical consolidated financial statements of Weatherford and Nodeco, which are incorporated by reference or included elsewhere in this Prospectus, and
(ii) the unaudited historical combined statement of operations of the natural gas compression businesses of Zapata Corporation ("Energy Industries") for the period from January 1, 1995 through December 15, 1995, the date upon which Weatherford acquired Energy Industries in a purchase business combination. The historical consolidated financial statements of Nodeco prepared in accordance with Norwegian GAAP together with adjustments necessary to conform with US GAAP were utilized in preparing the Unaudited Pro Forma Financial Information which, with respect to the Unaudited Pro Forma Balance Sheet, reflects the December 31, 1995 exchange rate of NOK 6.3211 per United States dollar and, with respect to the Unaudited Pro Forma Statement of Income, reflects the 1995 average exchange rate of NOK 6.3131 per United States dollar. The unaudited pro forma financial statements were prepared assuming that the Transaction was consummated with 750,000 shares of Weatherford Common Stock valued at $36.25 per share, cash consideration of $13,962,000 (or NOK 90,603,500), an exchange rate of NOK 6.4893 per United States dollar and estimated transaction costs of $250,000.


     The Unaudited Pro Forma Balance Sheet was prepared assuming that the Transaction was consummated as of December 31, 1995. The Unaudited Pro Forma Statement of Income gives effect to (i) the proposed Transaction under the purchase method of accounting, (ii) the acquisition by Weatherford of Energy Industries under the purchase method of accounting and (iii) certain estimated operational and financial combination benefits of $48,400,000 per year resulting from Weatherford's October 5, 1995 merger with Enterra Corporation (the "Enterra Merger") and $10,000,000 per year resulting from the December 15, 1995 acquisition of Energy Industries. The Unaudited Pro Forma Statement of Income was prepared assuming that the transactions set forth above were consummated as of January 1, 1995. The unaudited pro forma financial statements have been prepared based upon assumptions deemed appropriate by Weatherford and may not be indicative of actual results.

                                      21

                      UNAUDITED PRO FORMA BALANCE SHEET
                              DECEMBER 31, 1995
                                (IN THOUSANDS)

                                             HISTORICAL                    PRO FORMA
                                        -----------------------   -----------------------------
                                        WEATHERFORD    NODECO     ADJUSTMENTS(1)     ADJUSTED
                                        -----------   ---------   --------------   ------------
               ASSETS
Current assets:
     Cash and cash equivalents.......   $    32,800   $   1,053      $--           $     33,853
     Receivables, net................       231,125       6,295       --                237,420
     Inventories, net................       165,383       5,625       --                171,008
     Deferred tax assets and other...        34,054      --           --                 34,054
                                        -----------   ---------   --------------   ------------
          Total current assets.......       463,362      12,973       --                476,335
                                        -----------   ---------   --------------   ------------
Property, plant and equipment, net...       514,545       8,301         4,000           526,846
                                        -----------   ---------   --------------   ------------
Goodwill, net........................       259,450       1,194        27,312           287,956
                                        -----------   ---------   --------------   ------------
Other assets.........................        21,503         278       --                 21,781
                                        -----------   ---------   --------------   ------------
Total assets.........................   $ 1,258,860   $  22,746      $ 31,312      $  1,312,918
                                        ===========   =========    =============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Short-term debt and current
       portion of
       long-term debt................   $    36,976   $   1,150      $--           $     38,126
     Accounts payable................        52,157       3,556       --                 55,713
     Accrued liabilities.............       106,849       4,188       --                111,037
                                        -----------   ---------   --------------   ------------
          Total current
          liabilities................       195,982       8,894       --                204,876
                                        -----------   ---------   --------------   ------------
Long-term debt.......................       292,290       3,747        14,212           310,249
                                        -----------   ---------   --------------   ------------
Deferred tax and other long-term
  liabilities........................        39,745         267       --                 40,012
                                        -----------   ---------   --------------   ------------
Stockholders' equity:
     Common stock....................         5,099       1,000        (1,000)            5,174
                                                                           75
     Paid-in capital.................       602,231      --            26,863           629,094
     Retained earnings...............       130,243       8,838        (8,838)          130,243
     Cumulative translation
       adjustment....................        (5,869)     --           --                 (5,869)
     Treasury stock..................          (861)     --           --                   (861)
                                        -----------   ---------   --------------   ------------
          Total stockholders'
          equity.....................       730,843       9,838        17,100           757,781
                                        -----------   ---------   --------------   ------------
Total liabilities and stockholders'
  equity.............................    $1,258,860   $  22,746      $ 31,312      $  1,312,918
                                        ===========  ==========    =============   ============



    The accompanying notes are an integral part of the unaudited pro forma financial statements.

                                      22

                   UNAUDITED PRO FORMA STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                  ENERGY
                                                       ENERGY       ENTERRA      INDUSTRIES
                                       WEATHERFORD   INDUSTRIES   ADJUSTMENTS    ADJUSTMENTS
                                       -----------   ----------   -----------    -----------

Revenues.............................   $ 858,907     $ 61,549     $  --           $--
                                       -----------   ----------   -----------    -----------
Costs and expenses:
  Cost of sales and services.........     625,346       52,834       (33,880)(2)    (7,000)(4)
  Selling, general and administrative
     expenses........................     137,959        4,991       (14,520)(2)    (3,000)(4)
  Other (income) expense, net........       7,238         (518)       --               721(5)
  Acquisition-related costs and other
     unusual charges.................      88,182       --           (59,900)(3)    --
                                       -----------   ----------   -----------    -----------
       Total costs and expenses......     858,725       57,307      (108,300)       (9,279)
                                       -----------   ----------   -----------    -----------
Operating income.....................         182        4,242       108,300         9,279
  Interest expense...................      17,217        3,072        --             6,028(6)
  Interest income....................      (2,081)        (370)       --            --
                                       -----------   ----------   -----------    -----------
Income (loss) before income taxes and
  minority interests.................     (14,954)       1,540       108,300         3,251
  Income tax provision (benefit).....      (4,616)         924        16,940(2)        753(7)
                                                                      12,189(3)
                                       -----------   ----------   -----------    -----------
Income (loss) before minority
  interests..........................     (10,338)         616        79,171         2,498
Minority interests...................        (220)      --            --            --
                                       -----------   ----------   -----------    -----------
Net income (loss)....................   $ (10,558)    $    616     $  79,171       $ 2,498
                                       ===========    =========   ===========     ==========

Weighted average common and common
  equivalent shares outstanding......      50,989
                                       ===========
Income (loss) per common and common
  equivalent share...................   $   (0.21)
                                       ===========


                                                              NODECO      AS FURTHER
                                      AS ADJUSTED   NODECO  ADJUSTMENTS    ADJUSTED
                                      -----------   ------- -----------   ----------
Revenues.............................  $ 920,456    $27,554   $  --          $948,010
                                      -----------   -------   -----------   ----------
Costs and expenses:
  Cost of sales and services.........    637,300     18,442         800(8)    656,542
  Selling, general and administrative
     expenses........................    125,430      4,384      --           129,814
  Other (income) expense, net........      7,441        (23)        683(8)      8,101
  Acquisition-related costs and other
     unusual charges.................     28,282      --         --            28,282
                                      -----------   -------   -----------   ----------
       Total costs and expenses......    798,453     22,803       1,483       822,739
                                      -----------   -------   -----------   ----------
Operating income.....................    122,003      4,751      (1,483)      125,271
  Interest expense...................     26,317        793         995(9)     28,105
  Interest income....................     (2,451)      (221)     --            (2,672)
                                      -----------   -------   -----------   ----------
Income (loss) before income taxes and
  minority interests.................     98,137      4,179      (2,478)       99,838
  Income tax provision (benefit).....     26,190      1,250        (694)(10)   26,746

Income (loss) before minority         -----------   -------   -----------   ----------
  interests..........................     71,947      2,929      (1,784)       73,092
Minority interests...................       (220)      (148)     --              (368)
                                      -----------   -------   -----------   ----------
Net income (loss)....................  $  71,727    $ 2,781     $(1,784)     $ 72,724
                                       ==========   =======    ==========   ===========
Weighted average common and common
  equivalent shares outstanding......     50,989                    750(1)     51,739
                                       ==========              ==========   ===========
Income (loss) per common and common
  equivalent share...................  $    1.41                             $   1.41
                                       ==========                           ===========

    The accompanying notes are an integral part of the unaudited pro forma financial statements.

                                      23

              NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     1. To record the issuance of 750,000 shares of Weatherford Common Stock (valued at $36.25 per share) and borrowings used to finance the Transaction and to reflect the allocation of the related purchase price.

     2. To record certain estimated consolidation cost savings and operational efficiencies, and the related tax effect, associated with the Enterra Merger, primarily resulting from the combination of certain service locations and the elimination of duplicate corporate functions.

     3. To exclude nonrecurring expenses of $59,900,000 incurred by Weatherford in conjunction with the Enterra Merger and the related tax effect of $12,189,000. These nonrecurring expenses primarily represent transaction costs, severance and termination agreement costs, facility closure costs and the reduction in recorded value of certain assets that had diminished value in the operations of the combined company.

     4. To record certain estimated consolidation cost savings and operational efficiencies associated with the acquisition of Energy Industries on December 15, 1995, primarily resulting from the combination of certain locations and the elimination of duplicate corporate functions.

     5. To record the amortization of additional goodwill resulting from the allocation of the purchase price of Energy Industries.

     6. To record additional interest expense on the debt incurred by Weatherford on its acquisition of Energy Industries.

     7. To record income tax expense on the Energy Industries operations and the effect of the Energy Industries adjustments discussed in Notes 4, 5 and 6 above.

     8. To record additional depreciation and the amortization of additional goodwill resulting from the allocation of the purchase price of the Transaction.

     9. To record additional interest expense on the debt to be incurred by Weatherford to consummate the Transaction.

     10. To record the income tax effect of the Nodeco adjustments discussed in Notes 8 and 9 above.

                                      24

                     WEATHERFORD SELECTED FINANCIAL DATA

     The Weatherford Selected Financial Data should be read in conjunction with Weatherford's Consolidated Financial Statements and the notes thereto, which are incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference".

                                                  AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                         1995(1)       1994(2)      1993(3)       1992      1991(4)
                                       ------------  ------------  ----------  ----------  ----------
                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
OPERATING DATA:
Revenues.............................  $    858,907  $    676,749  $  500,491  $  374,203  $  397,480
Acquisition-related costs and other
  unusual charges....................        88,182         2,500       4,000      --          20,044
Operating income.....................           182        65,704      49,671      35,579      31,044
Depreciation and amortization........        95,957        71,037      50,449      35,738      35,720
Net income (loss)....................       (10,558)       41,997      35,175      26,760      14,234
Net income (loss) per share..........  $      (0.21) $       0.94  $     0.88  $     0.73  $     0.37
PERCENTAGE OF REVENUES:
Selling, general and administrative
  expenses...........................          16.1%         17.1%       18.3%       22.6%       22.5%
Gross profit.........................          27.2%         27.9%       29.5%       33.2%       35.6%
Operating income.....................           0.0%          9.7%        9.9%        9.5%        7.8%
Net income (loss)....................         (1.2)%          6.2%        7.0%        7.2%        3.6%
BALANCE SHEET DATA:
Working capital......................  $    267,380  $    251,778  $  211,834  $  197,526  $  197,879
Total assets.........................     1,258,860     1,153,970     635,602     474,490     470,702
Total debt...........................       329,266       196,672      21,253      28,685      31,572
Stockholders' equity.................  $    730,843  $    734,634  $  474,742  $  349,458  $  334,002
Total debt-to-total capitalization...            31%           21%          4%          8%          9%
OTHER DATA:
Capital expenditures, excluding
  acquisitions.......................  $    110,625  $    114,018  $   63,757  $   38,259  $   50,636
Weighted average shares
  outstanding........................        50,989        44,845      38,607      34,786      34,394

- ------------
(1) Includes acquisition-related costs and other unusual charges of $88,182,000, or $1.17 per common share.

(2) Includes acquisition-related costs of $2,500,000, or $0.06 per common share.

(3) Includes acquisition-related costs of $4,000,000, or $0.10 per common share.

(4) Includes acquisition-related costs and other unusual charges of $20,044,000, or $0.58 per common share.

                                      25

                        NODECO SELECTED FINANCIAL DATA

     The Nodeco Selected Financial Data should be read in conjunction with Nodeco's Consolidated Financial Statements and the notes thereto, which are included elsewhere in this Prospectus. The Nodeco Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Norway ("Norwegian GAAP"), which vary in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Principal differences between Norwegian GAAP and US GAAP and a reconciliation of such differences are described in Notes 10 and 11 to Nodeco Consolidated Financial Statements. See "Nodeco Consolidated Financial Statements".

                                             AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                         1995       1994       1993      1992(1)    1991(1)
                                       ---------  ---------  ---------  ---------  ---------
                                          (IN THOUSANDS OF NOK EXCEPT PER SHARE AMOUNTS,
                                                  PERCENTAGES AND EXCHANGE RATES)
OPERATING DATA:
Revenues.............................    173,950    134,583    122,512    104,263     57,612
Operating profit.....................     27,396     16,236      7,111      8,126      3,943
Depreciation.........................     10,385      9,246      9,563      7,446      3,705
Extraordinary gain (loss), net.......      1,370     --         (4,818)    --         --
Net income (loss)(2).................     15,598      7,918     (4,067)     2,335      1,927

PERCENTAGE OF REVENUES:
Other operating costs................       17.7%      20.7%      19.8%      23.3%      17.3%
Operating profit.....................       15.7%      12.1%       5.8%       7.8%       6.8%
Net income (loss)....................        9.0%       5.9%      (3.3)%      2.2%       3.3%

BALANCE SHEET DATA:
Working capital......................     25,786     15,304     17,254     21,448     23,917
Total assets.........................    123,942    115,000    110,518    105,257     57,244
Long-term debt, including current
  portion............................     28,278     45,788     51,664     48,272     12,024
Shareholders' equity(3)..............     44,908     29,020     26,414     29,801     28,638
Dividends declared per common
  share..............................     --           8.00     --         --         --

EXCHANGE RATE DATA (US$ PER NOK):
End of period........................  $  0.1582  $  0.1478  $  0.1328  $  0.1439  $  0.1671
Average during period................     0.1584     0.1426     0.1402     0.1599     0.1540
High during period...................     0.1635     0.1613     0.1667     0.1815     0.1766
Low during period....................     0.1468     0.1321     0.1328     0.1439     0.1399

- ------------
(1) The amounts for 1992 include the activity of Aarbakke AS, acquired in 1992, for the entire year. The amounts for 1991 do not include any activity related to Aarbakke AS.

(2) Net income in accordance with US GAAP was NOK 17,557,000 and NOK 7,547,000 for the years ended December 31, 1995 and 1994, respectively.

(3) Shareholders' equity in accordance with US GAAP was NOK 62,186,000 and NOK 49,277,000 at December 31, 1995 and 1994, respectively.


                                      26

                 NODECO MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


BUSINESS DESCRIPTION

     Nodeco designs, manufactures, sells and rents oil and gas well completion products primarily consisting of liner hanger equipment and related services, as well as packers used in completions with electric submersible pumps. Historically, Nodeco has focused its marketing efforts on the North Sea market, and Nodeco only recently has increased its international sales efforts. Nodeco actively provides liner hanger equipment and services in all sectors of the North Sea as well as certain other parts of the world. Until recently, substantially all of Nodeco's pump packer sales have been to operators in the United Kingdom sector of the North Sea, since no electric submersible pump completions had been made in the Norwegian sector. Nodeco has made sales of pump packers to certain Norwegian producers.


     Aarbakke, a wholly-owned subsidiary of Nodeco AS, is a manufacturing unit that also provides precision machining services to third parties in Norway and other countries. Approximately half of Aarbakke's production capacity is used for third-party manufacturing, of which 80% relates to oil industry activities.

     SubTech, a 51% owned subsidiary of Nodeco AS, provides consulting services related to production and reservoir monitoring activities, as well as design, fabrication and installation of systems for such activities, primarily for customers in Norway.

RESULTS OF OPERATIONS


                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
                                         (IN THOUSANDS OF NOK EXCEPT
                                               EXCHANGE RATES)
Product revenues.....................    118,646     87,005     83,624
Rental revenues......................     30,488     24,018     20,067
Service revenues and other charges...     24,816     23,560     18,821
                                       ---------  ---------  ---------
     Total revenues..................    173,950    134,583    122,512
                                       =========  =========  =========


     PRODUCT REVENUES. Product revenues increased 36% to NOK 118.6 million in 1995 compared with NOK 87.0 million in 1994. The increase was primarily attributable to increased volume of liner hanger sales in North and West Africa (relatively new markets for Nodeco), increased pump packer sales in the United Kingdom due to customer acceptance of the Resettable Pump Packer and increased sales to third parties in contract manufacturing. Product revenues increased 4% to NOK 87.0 million in 1994 compared with NOK 83.6 million in 1993, primarily as a result of increased drilling activity in both the Norwegian and United Kingdom sectors of the North Sea and increased sales of downhole temperature and pressure gauges, which increase was partially offset by declines in liner hanger sales in markets outside of the North Sea.

     RENTAL REVENUES. Rental revenues increased 27% to NOK 30.5 million in 1995 compared with NOK 24.0 million in 1994, reflecting increased liner hanger equipment rental activity in the North Sea. Rental revenues increased 20% to NOK
24.0 million in 1994 compared with NOK 20.1 million in 1993, primarily as a result of increased rental activity of liner hanger and pump packer equipment.

     SERVICE REVENUES AND OTHER CHARGES. Service revenues and other charges increased 5% to NOK 24.8 million in 1995 compared with NOK 23.6 million in 1994, primarily due to increased North Sea drilling activity. Service revenues and other charges increased 25% to NOK 23.6 million in 1994 compared with NOK 18.8 million in 1993, primarily as a result of increased repair services related to temperature and pressure gauges.


     OPERATING COSTS. The costs attributable to raw materials, payments to subcontractors and payroll increased approximately 30% in 1995 compared with 1994, primarily due to an increase in operating revenues, overall higher levels of drilling activity in the North Sea and the need for additional employees to

                                      27

meet increased demand. Operating costs changed relatively little in 1994 compared with 1993. Though Nodeco achieved cost savings in 1994 due to the negotiation of more favorable purchase agreements, the costs associated with slightly higher levels of drilling activity in the North Sea and the need for additional employees generally offset such savings.

     EXTRAORDINARY GAIN (LOSS). In 1995, Nodeco recognized a gain of NOK 2.3 million as a result of the sale of Bryne Petropark AS, a subsidiary which owns real estate including the workshop and offices currently used by Nodeco AS. Such gain was partially offset by an extraordinary loss of NOK 0.9 million, representing costs incurred related to the termination of operations of Nodecore AS, a subsidiary engaged in the coring business.

     In 1993, Nodeco recognized an extraordinary loss of NOK 5.8 million related to the termination of the operations of a subsidiary, Pressure Test Laboratories AS, and the termination of robotic systems operations, which was partially offset by a NOK 1.0 million gain on the forgiveness of a subsidiary's debt related to a bank loan.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1995, Nodeco had working capital of NOK 25.8 million and a current ratio of 1.46 to 1.0. Working capital increased 68% in 1995 compared with 1994 due to increases in accounts receivable and inventory as a direct result of the increased demand for Nodeco's products and services.

     Nodeco had an aggregate of NOK 28.3 million in outstanding debt as of December 31, 1995. Nodeco's outstanding debt is comprised of (i) secured borrowings totaling NOK 28.1 million that bear interest at rates ranging from 6% to 12% per annum and have maturity dates from 1996 through 2014 and (ii) one subordinated loan of NOK 0.2 million that bears interest at 10% per annum and matures in 1997. In addition, Nodeco had NOK 10.2 million in bank overdrafts outstanding at December 31, 1995 that bear interest at rates ranging from 7.5% to 9.25%. Such overdrafts were used to finance working capital requirements. Sources of liquidity to finance commitments, working capital requirements and future capital expenditures include cash of NOK 6.6 million and unused overdraft facilities of approximately NOK 7.7 million as of December 31, 1995. Management of Nodeco believes that the combination of working capital, the unused portion of existing credit facilities and cash flows from operations provide Nodeco with sufficient capital resources and liquidity to manage its day-to-day operations and future investment in fixed assets at current levels of activity.

     Net cash flows from operating activities decreased 58% to NOK 10.0 million in 1995 compared with NOK 23.8 million in 1994, primarily due to increased investment in working capital arising from an increase in product and rental activities. Net cash flows from operating activities improved from a net outflow of NOK 3.0 million in 1993 to a net inflow of NOK 23.8 million in 1994, primarily reflecting improved net income of Nodeco and changes in working capital.

     Cash flows from investing activities generally are comprised of investment in, and disposal of, fixed assets. Investment in fixed assets increased 99% to NOK 20.6 million in 1995 compared with NOK 10.4 million in 1994, primarily due to the purchase of new manufacturing equipment and additions to one of Nodeco's plants. The increase reflects Nodeco's need for additional capacity to accommodate the growth in sales volume over the last several years. The disposal of fixed assets in 1995 of NOK 25.2 million was primarily related to the sale of Bryne Petropark AS. Investment in fixed assets of NOK 10.4 million in 1994 was relatively unchanged compared with NOK 10.5 million in 1993.

     Net cash flows from financing activities in 1995 were affected by a reduction of debt totaling NOK 31.3 million primarily as a result of the sale of Bryne Petropark AS, partially offset by new borrowings totaling NOK 14.8 million to finance working capital needs and investments in fixed assets. Net cash flows from financing activities in 1994 were the result of a repayment of debt related to payment of periodic installments of existing obligations. Nodeco also declared an NOK 8 per share dividend in 1994. New debt in 1993 of NOK 18.5 million primarily consisted of drawdowns on Nodeco's overdraft facility to finance working capital needs and investments in fixed assets.

                                      28

CURRENCY FLUCTUATIONS

     Nodeco conducts a portion of its business in currencies other than NOK, including the United Kingdom pound sterling and the United States dollar. Although most of the revenues of Nodeco's foreign operations are denominated in the local currency, the effects of foreign currency fluctuations are largely mitigated because expenses of such foreign operations also generally are denominated in the same currency.

     Nodeco occasionally enters into forward exchange contracts only as a hedge against certain existing economic exposures and not for speculative trading purposes. These contracts reduce exposure to currency movements affecting existing assets and liabilities denominated in foreign currencies, with such exposure resulting primarily from trade receivables and payables and intercompany and external long-term loans. The future value of these contracts and the related currency positions are subject to offsetting market risk resulting from foreign currency exchange rate volatility. Settlement of forward exchange rate contracts resulted in net cash outflows of approximately NOK 350,000 during 1993 and net cash inflows of approximately NOK 500,000 and NOK 250,000 during 1995 and 1994, respectively.

                                  LEGAL MATTERS

     The validity of the shares of Weatherford Common Stock to be issued in connection with the Transaction will be passed upon by Fulbright & Jaworski L.L.P., 1301 McKinney, Suite 5100, Houston, Texas 77010.

                                     EXPERTS

     The consolidated financial statements of Weatherford as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in this Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Nodeco AS as of December 31, 1995 and 1994 and for the years then ended included in this Prospectus have been so included in reliance on the report of Price Waterhouse a.s., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      29

              INDEX TO NODECO CONSOLIDATED FINANCIAL STATEMENTS

                                       PAGE
                                       ----

Report of Independent Accountants....   F-2

Consolidated Balance Sheet as of
  December 31, 1995 and 1994.........   F-3

Consolidated Income Statement for the
  years ended December 31, 1995, 1994
  and 1993 (1993 unaudited)..........   F-4

Consolidated Statement of Cash Flows
  for the years ended December 31,
  1995, 1994 and 1993 (1993
  unaudited).........................   F-5

Consolidated Statement of Changes in
  Shareholders' Equity for the years
  ended December 31, 1995, 1994 and
  1993 (1993 unaudited)..............   F-6

Notes to Consolidated Financial
  Statements (1993 unaudited)........   F-7

                                      F-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Nodeco AS:

     We have audited the accompanying consolidated balance sheet of Nodeco AS and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the years then ended, all expressed in Norwegian Kroner. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Nodeco AS and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Norway.

     Accounting principles generally accepted in Norway vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated shareholders' equity expressed in Norwegian Kroner as of December 31, 1995 and 1994 and the determination of consolidated net income, also expressed in Norwegian Kroner, for the years then ended to the extent summarized in Note 11 to the consolidated financial statements.

PRICE WATERHOUSE A.S.

JAN EGIL HAGA
STATE AUTHORIZED PUBLIC ACCOUNTANT
Oslo, Norway
March 15, 1996, except as to
Notes 10 and 11 which are as
of April 12, 1996

                                       F-2

                                    NODECO AS
                           CONSOLIDATED BALANCE SHEET

                                            DECEMBER 31,
                                        --------------------
                                          1995       1994
                                        ---------  ---------
                                       (IN THOUSANDS OF NOK)
               ASSETS
Current assets:
     Cash and bank deposits..........      6,657      7,422
     Accounts receivable.............     32,090     20,322
     Other current receivables.......      7,700      5,703
     Raw materials...................      3,914      2,687
     Finished inventory..............     31,645     22,329
                                       ---------  ---------
          Total current assets.......     82,006     58,463
                                       ---------  ---------
Long-term assets:
     Deferred tax assets.............        109     --
     Rental equipment................     14,424     12,975
     Machinery, fixtures, vehicles,
      etc............................     17,968     13,672
     Buildings.......................      8,712     26,381
     Land............................        674      3,173
     Other long-term assets..........         49        336
                                       ---------  ---------
          Total long-term assets.....     41,936     56,537
                                       ---------  ---------
          Total assets...............    123,942    115,000
                                       =========  =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank overdraft..................     10,226      6,189
     Current portion of long-term
      debt...........................      7,269      5,241
     Accounts payable................     12,254     12,490
     Taxes withheld, holiday pay,
      etc............................     13,275      7,478
     Income taxes payable............      9,062      4,020
     Dividends payable...............       --        4,938
     Accrued expenses and other
      current liabilities............      4,134      2,803
                                       ---------  ---------
          Total current
             liabilities.............     56,220     43,159
                                       ---------  ---------
Long-term liabilities:
     Deferred tax liability..........        113         99
     Secured loans...................     20,809     40,147
     Subordinated loan...............        200        400
     Other long-term liabilities.....       --          643
                                       ---------  ---------
          Total long-term
             liabilities.............     21,122     41,289
                                       ---------  ---------
Minority interest....................      1,692      1,532
                                       ---------  ---------
Shareholders' equity:
     Share capital, 632,265 and
      617,265 shares authorized,
      issued and outstanding, NOK 10
      par value each.................      6,323      6,173
     Other equity....................     38,585     22,847
                                       ---------  ---------
          Total shareholders'
             equity..................     44,908     29,020
                                       ---------  ---------
          Total liabilities and
             shareholders' equity....    123,942    115,000
                                       =========  =========


  The accompanying notes are an integral part of these financial statements.

                                       F-3

                                    NODECO AS
                          CONSOLIDATED INCOME STATEMENT

                                             YEAR ENDED DECEMBER 31,
                                       ------------------------------------
                                         1995       1994           1993
                                       ---------  ---------     -----------
                                                                (UNAUDITED)
                                             (IN THOUSANDS OF NOK)
Operating revenues:
     Sales revenues..................    118,646     87,005        83,624
     Rental and service revenues.....     55,304     47,578        38,888
                                       ---------  ---------     -----------
          Total operating revenues...    173,950    134,583       122,512
                                       ---------  ---------     -----------
Operating costs:
     Cost of raw materials and
       subcontractors................     45,826     35,232        37,333
     Payroll.........................     59,468     46,112        44,189
     Other operating costs...........     30,875     27,757        24,316
     Depreciation....................     10,385      9,246         9,563
                                       ---------  ---------     -----------
          Total operating costs......    146,554    118,347       115,401
                                       ---------  ---------     -----------
Operating profit.....................     27,396     16,236         7,111
Financial income (expenses):
     Financial income................      1,399      1,046         1,135
     Financial expenses..............     (4,631)    (4,796)       (8,043)
                                       ---------  ---------     -----------
Income before extraordinary items....     24,164     12,486           203
                                       ---------  ---------     -----------
Extraordinary gain (loss):
     Gain (loss) on disposal of
       subsidiaries..................      1,370     --            (5,818)
     Forgiveness of debt.............     --         --             1,000
                                       ---------  ---------     -----------
          Extraordinary gain (loss),
             net.....................      1,370     --            (4,818)
                                       ---------  ---------     -----------
Income (loss) before income taxes....     25,534     12,486        (4,615)
Provision (benefit) for income
  taxes..............................      9,001      3,978          (147)
                                       ---------  ---------     -----------
Income (loss) before minority
  interest...........................     16,533      8,508        (4,468)
Minority interest in consolidated
  subsidiaries.......................        935        590          (401)
                                       ---------  ---------     -----------
Net income (loss)....................     15,598      7,918        (4,067)
                                       =========  =========      ==========

  The accompanying notes are an integral part of these financial statements.

                                       F-4

                                    NODECO AS
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                            YEAR ENDED DECEMBER 31,
                                       ----------------------------------
                                          1995        1994        1993
                                       ----------  ----------  ----------
                                                               (UNAUDITED)
                                           (IN THOUSANDS OF NOK)
Cash flows from operating activities:
     Net income (loss)...............      15,598       7,918      (4,067)
     Adjustments to reconcile to net
       cash flows from operating
       activities:
       Gain on disposal of fixed
          assets.....................      (1,069)       (173)       (128)
       Ordinary depreciation.........      10,642       9,378       9,563
       Write-downs of fixed assets...      --          --           1,085
       Forgiveness of debt...........      --          --          (1,000)
       Exchange gain on long-term
          debt.......................        (465)       (634)       (343)
       Other items, net..............         624         312      (1,220)
       Change in inventories,
          receivables and payables...     (22,548)      2,886      (4,472)
       Changes in accruals...........       7,233       4,149      (2,447)
                                       ----------  ----------  ----------
          Net cash flows from
             operating activities....      10,015      23,836      (3,029)
                                       ----------  ----------  ----------
Cash flows from investing activities:
     Investment in fixed assets......     (20,608)    (10,359)    (10,463)
     Disposal of fixed assets........      25,158       1,211       1,379
     Change in other long-term
       assets........................      --             (53)     --
                                       ----------  ----------  ----------
          Net cash flows from
             investing activities....       4,550      (9,201)     (9,084)
                                       ----------  ----------  ----------
Cash flows from financing activities:
     New long- and short-term debt...      14,817       4,379      18,536
     Reduction of debt...............     (31,272)    (12,786)     (6,776)
     Dividends.......................      --          (4,938)     --
     Paid in equity capital..........       1,125         250       1,900
                                       ----------  ----------  ----------
          Net cash flows from
             financing activities....     (15,330)    (13,095)     13,660
                                       ----------  ----------  ----------
Net change in cash for the year......        (765)      1,540       1,547
Cash balance at beginning of the
  year...............................       7,422       5,882       4,335
                                       ----------  ----------  ----------
Cash balance at end of the year......       6,657       7,422       5,882
                                       ==========  ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                                       F-5

                                    NODECO AS
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                (1993 UNAUDITED)
        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995
                   (IN THOUSANDS OF NOK EXCEPT SHARE AMOUNTS)

                                        SHARE CAPITAL
                                      ------------------     OTHER
                                       SHARES     AMOUNT    EQUITY      TOTAL
                                      ---------   ------   ---------  ---------
Balance at December 31, 1992.........   612,265   6,123       23,678     29,801
     Net loss........................    --        --         (4,067)    (4,067)
     Change in minority interest.....    --        --            557        557
     Translation adjustments.........    --        --            123        123
                                      ---------   ------   ---------  ---------
Balance at December 31, 1993.........   612,265   6,123       20,291     26,414
     Net income......................    --        --          7,918      7,918
     Dividends.......................    --        --         (4,938)    (4,938)
     Share issue.....................     5,000      50          200        250
     Translation adjustments.........    --        --           (624)      (624)
                                      ---------   ------   ---------  ---------
Balance at December 31, 1994.........   617,265   6,173       22,847     29,020
     Net income......................    --        --         15,598     15,598
     Share issue.....................    15,000     150          975      1,125
     Translation adjustments.........    --        --           (835)      (835)
                                      ---------   ------   ---------  ---------
Balance at December 31, 1995.........   632,265   6,323       38,585     44,908
                                      =========   ======   =========  =========

  The accompanying notes are an integral part of these financial statements.

                                      F-6

                                   NODECO AS
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED)

NOTE 1  ACCOUNTING POLICIES

GENERAL

     The consolidated financial statements of Nodeco AS, a Norwegian corporation, and its subsidiaries (the "Company" or "Nodeco AS") have been prepared according to generally accepted accounting principles in Norway (Norwegian GAAP) and are presented in Norwegian kroner (NOK).

     Norwegian GAAP differs in certain significant respects from accounting principles generally accepted in the United States (US GAAP). The significant differences and the approximate related effects on the consolidated financial statements as of December 31, 1995 and for the year then ended are set forth in
Note 11. The consolidated financial statements also include certain reclassifications and disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States.

PRINCIPLES OF CONSOLIDATION

  SUBSIDIARIES

     The consolidated financial statements include Nodeco AS and each subsidiary in which the Company owns or controls, either directly or indirectly, more than 50% of the equity capital. Intercompany transactions and balances have been eliminated.

     Businesses acquired generally are consolidated in accordance with the purchase method. The purchase price for a subsidiary is allocated to identifiable assets and liabilities based upon their estimated fair market value, with any remaining amounts capitalized as goodwill.

     Results of subsidiaries acquired or sold during the year are included in the consolidated income statement from the date of acquisition or up to the date of sale, respectively.

     A business combination, accomplished solely by the exchange of equity, which represents a uniting of ownership with another enterprise rather than an acquisition, is accounted for in accordance with merger accounting. The recorded assets and liabilities of the other enterprise are carried forward to the combined accounts at their recorded amounts. The acquisition of Aarbakke AS during 1992 was accounted for in accordance with this method.

  TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS

     The functional currency of each foreign subsidiary is the local currency. Revenues, expenses, gains and losses of foreign subsidiaries are translated into Norwegian kroner using the average exchange rate for the period. Assets and liabilities of foreign subsidiaries are translated into Norwegian kroner at the exchange rate in effect at the balance sheet date. Translation differences caused by fluctuations in exchange rates are charged or credited to shareholders' equity.

REVENUE RECOGNITION PRINCIPLES


     Revenue from sale of finished goods is recognized upon delivery. Revenue from rental of equipment is recognized over the rental period. Service revenues are recognized as the service is provided.


     Provision is made for estimated bad debts. The allowance for bad debts is NOK 155,000 at December 31, 1995 and 1994.

OTHER PRINCIPLES

  INVENTORIES

     Inventories are recorded at full cost under the first in first out (FIFO) method. Provision is made for obsolete and slow moving inventory.

                                      F-7

                                   NODECO AS
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

  CURRENT ASSETS AND CURRENT LIABILITIES

     Assets and liabilities which relate to the production cycle and accounts receivable collectible within one year of the balance sheet date are classified as current.

  FIXED ASSETS

     Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally by the straight line method over the estimated useful lives of the various classes of assets. The following depreciation rates are used:

Machinery, fixtures and vehicles.....  12-30%
Rental equipment.....................  20%
Buildings............................  3-5%

  FOREIGN CURRENCY TRANSACTIONS

     Current assets and liabilities denominated in foreign currencies are remeasured using the exchange rate as of each balance sheet date. Unrealized gains and losses on current assets and liabilities are recognized.

     Non-current liabilities denominated in foreign currencies are remeasured using the higher of the exchange rate on the transaction date or on the balance sheet date.

     Net unrealized foreign currency transaction losses are included in financial expense. Net unrealized foreign currency transaction gains on non-current assets and non-current liabilities are not recognized.

     Foreign currency gains and losses on forward exchange contracts that are of a hedge nature are recognized as a component of the transaction being hedged.

  LEASES

     Leases of equipment are accounted for as operating leases, irrespective of the terms of the leases. Rentals under these leases are expensed over the lease term.

  PENSIONS

     Nodeco AS and its Norwegian subsidiaries sponsor pension plans for substantially all of their employees. In accordance with Norwegian law, such plans are funded through contributions to insurance companies that assume all the liabilities for benefit payments. Employees earn benefits in accordance with a defined benefits formula and the companies are charged yearly premiums for the liabilities assumed by the insurance companies. The annual premiums to fund the plans are expensed.

     Employees of the Company's subsidiaries operating outside of Norway participate in pension plans which are considered to be defined contribution plans. Contributions to these plans are expensed.

  CONTINGENCIES

     An estimated loss from a contingency is charged to income if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure is made for loss contingencies not meeting both those conditions if there is a reasonable possibility that a material loss may be incurred.

     No accruals are made for contingent gains.

  INCOME TAXES

     Deferred taxes are computed in accordance with the liability method, which bases the estimated amount of future taxes to be refunded or payable on the temporary differences between financial and tax bases of assets and liabilities and on the prevailing tax laws as of the balance sheet date. The impact of any

                                      F-8

                                   NODECO AS
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

tax rate or rule changes on deferred tax liabilities is recognized in the year such changes are legally enacted. Deferred tax assets are only recognized to the extent the Company has deferred tax liabilities.

  EXTRAORDINARY ITEMS

     Extraordinary items reflect transactions which are irregular and related to transactions or decisions outside the normal course of business, unusual in nature and not expected to occur often or regularly.

NOTE 2  MINORITY INTERESTS

     An analysis of changes in the minority interest in consolidated subsidiaries is as follows (in thousands of NOK):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
Balance at beginning of year.........      1,532        942     --
Dividend paid and other changes in
  minority interest..................        (98)    --          1,391
Minority interest in the profit
  (loss) for the year................        935        590       (401)
Disposal of subsidiary...............       (677)    --            (48)
                                       ---------  ---------  ---------
Balance at end of the year...........      1,692      1,532        942
                                       =========  =========  =========

NOTE 3  RESTRICTED BANK DEPOSITS

     Included in cash and bank deposits are deposits restricted for payment of employee withholding taxes aggregating NOK 1,354,000 and NOK 1,381,000 at December 31, 1995 and 1994, respectively.

NOTE 4  OVERDRAFT FACILITY

     Total overdraft facility amounts to NOK 17,920,000 and NOK 17,764,600 at December 31, 1995 and 1994, respectively.

NOTE 5  INCOME TAXES

     Income tax expense (benefit) consists of (in thousands of NOK):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
Current tax expense..................      9,096      3,879        795
Deferred tax expense (benefit).......        (95)        99       (942)
                                       ---------  ---------  ---------
Income tax expense (benefit).........      9,001      3,978       (147)
                                       =========  =========  =========
Overseas taxation included above.....      2,026      1,235        795
                                       =========  =========  =========

     Deferred tax expense (benefit) consists of changes in temporary differences related to (in thousands of NOK):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
Inventories..........................       (924)      (543)    (1,038)
Fixed assets.........................       (537)      (289)      (768)
Other items..........................       (294)       449       (888)
Limitation on deferred tax asset.....      1,660        482      1,752
                                       ---------  ---------  ---------
Deferred tax expense (benefit).......        (95)        99       (942)
                                       =========  =========  =========

                                     F-9

                                  NODECO AS
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

     The deferred tax liability (asset) consists of temporary differences related to (in thousands of NOK):

                                            DECEMBER 31,
                                       --------------------
                                         1995       1994
                                       ---------  ---------
Inventories..........................     (2,432)    (1,508)
Fixed assets.........................       (824)      (287)
Other items..........................       (633)      (339)
Limitation on deferred tax asset.....      3,893      2,233
                                       ---------  ---------
Net deferred tax liability...........          4         99
                                       =========  =========

     The tax expense (benefit) for the year differs from the amounts computed when applying the Norwegian statutory tax rate of 28% to income before taxes as a result of the following (all amounts in thousands of NOK):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1995       1994       1993
                                       ---------  ---------  ---------
Income (loss) before taxes...........     25,534     12,486     (4,615)
Statutory tax rate...................         28%        28%        28%
                                       ---------  ---------  ---------
Estimated income tax provision
  (benefit)..........................      7,150      3,496     (1,292)
Higher tax rates in foreign
  jurisdictions and permanent
  differences........................        191     --           (607)
Limitation on deferred tax asset.....      1,660        482      1,752
                                       ---------  ---------  ---------
Income tax expense (benefit).........      9,001      3,978       (147)
                                       =========  =========  ==========

NOTE 6  FIXED ASSETS

         An analysis of changes in fixed assets is as follows (amounts in thousands of NOK):

                                         MACHINERY,
                                          FIXTURES       RENTAL
                                        AND VEHICLES    EQUIPMENT    BUILDINGS     LAND       TOTAL
                                        ------------    ---------    ---------   ---------  ---------
YEAR ENDED DECEMBER 31, 1995:
Cost at January 1, 1995..............      33,588         28,219        28,766       3,173     93,746
  Translation difference.............         (90)          (470)       --          --           (560)
  Additions..........................       8,746          8,791         3,071      --         20,608
  Disposals..........................        (186)        (3,491)      (21,907)     (2,499)   (28,083)
                                        ------------    ---------    ---------   ---------  ---------
Cost at December 31, 1995............      42,058         33,049         9,930         674     85,711
                                        ------------    ---------    ---------   ---------  ---------
Depreciation at January 1, 1995......      19,916         15,244         2,385      --         37,545
  Charge for year....................       4,223          5,351           784      --         10,358
  Disposals..........................         (49)        (1,970)       (1,951)     --         (3,970)

                                        ------------    ---------    ---------   ---------  ---------
Depreciation at December 31, 1995....      24,090         18,625         1,218      --         43,933
                                        ------------    ---------    ---------   ---------  ---------
Net book value at December 31,
1995.................................      17,968         14,424         8,712         674     41,778
                                        ===========     =========    =========   =========  =========

                                      F-10

                                   NODECO AS
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

                                         MACHINERY,
                                          FIXTURES       RENTAL
                                        AND VEHICLES    EQUIPMENT    BUILDINGS     LAND       TOTAL
                                        ------------    ---------    ---------   ---------  ---------
YEAR ENDED DECEMBER 31, 1994:
Cost at January 1, 1994..............      28,591         24,351       28,598        2,972     84,512
  Additions..........................       5,232          4,758          168          201     10,359
  Disposals..........................        (235)          (890)       --          --         (1,125)
                                        ------------    ---------    ---------   ---------  ---------
Cost at December 31, 1994............      33,588         28,219       28,766        3,173     93,746
                                        ------------    ---------    ---------   ---------  ---------
Depreciation at January 1, 1994......      15,912         11,242        1,392       --         28,546
  Charge for year....................       4,048          4,043          993       --          9,084
  Disposals..........................         (44)           (41)       --          --            (85)
                                        ------------    ---------    ---------   ---------  ---------
Depreciation at December 31, 1994....      19,916         15,244        2,385       --         37,545
                                        ------------    ---------    ---------   ---------  ---------
Net book value at December 31,
  1994...............................      13,672         12,975       26,381        3,173     56,201
                                        ===========     =========    =========   =========  =========

     A summary of investment in and disposal of fixed assets for each of the five years in the period ended December 31, 1995 is as follows (in thousands of NOK):

                                         1995       1994       1993       1992       1991
                                       ---------  ---------  ---------  ---------  ---------
INVESTMENT IN FIXED ASSETS:
Machinery, fixtures and vehicles.....      8,746      5,232      3,295     11,644      2,554
Rental equipment.....................      8,791      4,758      6,989      5,893      5,968
Development cost.....................     --         --         --         --            611
Buildings............................      3,071        168        167     28,431        313
Land.................................     --            201         12      3,540     --
                                       ---------  ---------  ---------  ---------  ---------
                                          20,608     10,359     10,463     49,508      9,446
                                       =========  =========  =========  =========  =========

DISPOSAL OF FIXED ASSETS:
Machinery, fixtures and vehicles.....        136        228        133        433         46
Rental equipment.....................        262        983      1,246      1,076     --
Buildings............................     22,260     --         --          2,359         41
Land.................................      2,500     --         --          1,141     --
                                       ---------  ---------  ---------  ---------  ---------
                                          25,158      1,211      1,379      5,009         87
                                       =========  =========  =========  =========  =========

                                     F-11

                                  NODECO AS
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

NOTE 7  DEBT

     The Company's secured loans bear interest at 6% to 12% and are payable in installments through 2014.

     The Company's subordinated loan bears interest at 10% and matures in 1997.

     The unused portion of the Company's secured overdraft facility was NOK 7,694,000 at December 31, 1995.

     The book value of assets pledged as security for debt are as follows (in thousands of NOK):

                                         1995       1994
                                       ---------  ---------
Accounts receivable..................     29,888     19,096
Other short-term receivables.........      4,402      5,490
Inventories..........................     35,452     23,923
Machinery, fixtures, vehicles and
rental equipment.....................     32,097     25,113
Buildings............................      8,073     26,380
Land.................................        472      2,972
                                       ---------  ---------
     Total...........................    110,384    102,974
                                       =========  =========

NOTE 8  LEASE COMMITMENTS

     Future minimum lease payments under noncancelable operating leases for equipment and premises as of December 31, 1995 are as follows (in thousands of NOK):

1996.................................      6,068
1997.................................      3,423
1998.................................      2,760
1999.................................      2,760
2000.................................      2,760
Thereafter...........................      2,765
                                       ---------
                                          20,536
                                       =========

NOTE 9  EXTRAORDINARY GAIN (LOSS)

     In 1995 Nodeco AS ceased operations of its drilling services, performed by its subsidiary Nodecore AS. Costs incurred relating to the termination of operations were NOK 935,000 and are classified as extraordinary.

     In 1995 Nodeco AS recognized a gain of NOK 2,305,000 on the sale of a subsidiary which owns real estate. The gain is classified as extraordinary.

     In 1993 a subsidiary of Nodeco AS was granted a forgiveness of debt related to a bank loan. The gain on this transaction is classified as extraordinary.


     In 1993 Nodeco AS terminated the operations related to a subsidiary, Pressure Test Laboratories AS, and the operations related to robotic systems. The results of these operations for 1993 and losses on disposal are classified as extraordinary.

                                     F-12

                                  NODECO AS
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

NOTE 10 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The accompanying consolidated financial statements have been prepared in accordance with Norwegian GAAP, which differs in certain respects from US GAAP. These differences are reflected in the reconciliation provided in Note 11 and principally relate to the following items:

BUSINESS COMBINATIONS

     As described in Note 1, under Norwegian GAAP, the acquisition of Aarbakke AS in 1992 was accounted for as a merger. Merger accounting is similar to the pooling-of-interests method of accounting for acquisitions under US GAAP. The requirements for merger accounting are, however, less restrictive than those for pooling-of-interests. Under US GAAP, the acquisition of Aarbakke AS is accounted for using the purchase method of accounting and the assets and liabilities of Aarbakke AS are recorded at their fair value as of the date of the acquisition. Also, under US GAAP the results of operations of Aarbakke AS are only included in the consolidated financial statements of the Company from the date of the acquisition. Goodwill recognized in accordance with US GAAP arising on the acquisition of Aarbakke AS is amortized over 10 years.

LEASES

     Under the terms of several leases for production equipment, substantially all the risks and rewards of ownership of the leased assets are transferred to the Company. Such leases have been accounted for as operational leases in the Norwegian GAAP financial statements. Under US GAAP these leases are considered to be capital leases whereby they are recorded as the acquisition of assets and liabilities incurred.

DEFERRED TAX ASSET

     Norwegian GAAP prohibits recognition of a net deferred tax asset. Under US GAAP, deferred tax assets are recognized to the extent realization is considered probable.

PENSIONS

     In the Norwegian GAAP financial statements, pension cost is charged to expense based upon premiums paid to an insurance company for funded plans.

     Under US GAAP, pension cost is actuarially determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers" Accounting for Pensions'.

EMPLOYEE STOCK OPTIONS

     For purposes of Norwegian GAAP, Nodeco does not recognize any expense related to employee stock options. Under US GAAP, in accordance with Accounting Principles Board Statement No. 25, Nodeco measures compensation expense as the difference between the option price and the fair value of the underlying stock at the date the option is granted and accrues the expense over the vesting period.

EXTRAORDINARY GAINS AND LOSSES

     Under Norwegian GAAP, the criteria for classification of gains or losses as extraordinary are less restrictive than the criteria applied under US GAAP. Accordingly, an item which is considered to be extraordinary under Norwegian GAAP may not be considered extraordinary under US GAAP. Under Norwegian GAAP, extraordinary gains and losses are presented before income taxes. Under US GAAP, extraordinary gains and losses are presented net of related income taxes. The differences between Norwegian GAAP and US GAAP in the determination and presentation of extraordinary items does not result in differences in net income or shareholders' equity.

                                     F-13

                                  NODECO AS
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

FOREIGN CURRENCY TRANSACTIONS

     As described in Note 1, under Norwegian GAAP the Company follows a policy of remeasuring non-current liabilities denominated in a foreign currency using the higher of the exchange rate on the transaction date or on the balance sheet date. Net unrealized gains on non-current assets and liabilities denominated in foreign currency calculated on a portfolio basis are not recognized in income. Under US GAAP, all assets and liabilities denominated in a foreign currency are remeasured using the year-end exchange rate, and both unrealized gains and unrealized losses are recognized currently in income.

DIVIDENDS

     Under Norwegian law, dividends are payable out of annual earnings. The amount of dividends is subject to approval by the Company's shareholders at the annual general meeting, following the fiscal year to which the dividends relate. Under Norwegian GAAP, dividends are accrued in the year of the earnings to which they relate. Under US GAAP, dividends are recorded when declared. Accordingly, under US GAAP, dividends are recorded in the year following the year in which they are recorded under Norwegian GAAP.

CLASSIFICATION OF CASH FLOWS

     For Norwegian GAAP purposes, Nodeco has presented the reduction in consolidated assets and liabilities which results from the 1995 sale of its subsidiary, Bryne Petropark AS, as cash flows related to operating, investing and financing activities, depending upon the classification of the related balance sheet items of such subsidiary. Under US GAAP, the total net proceeds from the sale of such subsidiary are presented as one line item within cash flows from investing activities. For US GAAP purposes, cash flows from operating, investing and financing activities aggregate a positive NOK 10,783,000, a negative NOK 16,210,000 and a positive NOK 4,662,000, respectively, for the year ended December 31, 1995.


                                     F-14

                                  NODECO AS
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (1993 UNAUDITED) -- (CONTINUED)

NOTE 11 RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The following is a summary of the estimated adjustments to shareholders' equity and net income as of December 31, 1995 and 1994 and for the years then ended that would be required if US GAAP had been applied instead of Norwegian GAAP in the consolidated financial statements (in thousands of NOK):

                                          As Of And For The
                                        Year Ended December 31,
                                         --------------------
                                           1995       1994
                                         ---------  ---------
Net income in Norwegian GAAP
  consolidated financial
  statements.........................     15,598      7,918
Increase (decrease) due to:
     Accounting for leases...........      1,334      1,143
     Pension costs...................        374       --
     Change in deferred tax asset....      1,660        482
     Difference in depreciation of
      fixed assets acquired in the
      Aarbakke AS purchase...........        260       (162)
     Amortization of goodwill arising
      from the Aarbakke AS
      purchase.......................     (1,118)    (1,118)
     Stock options...................     --           (441)
     Deferred taxes related to the
      adjustments above..............       (551)      (275)
                                       ---------  ---------
Net income in conformity with US
  GAAP...............................     17,557      7,547
                                       =========  =========
Shareholders' equity in Norwegian
  GAAP consolidated financial
  statements.........................     44,908     29,020
Increase (decrease) due to:
     Goodwill arising from the
      Aarbakke AS purchase...........      7,545      8,663
     Accounting for leases...........      6,639      5,304
     Purchase accounting adjustments
      related to fixed assets
      acquired in the Aarbakke AS
      purchase.......................      1,380      1,120
     Dividends.......................        --       4,938
     Pension costs...................         92       (282)
     Deferred tax asset..............      3,893      2,233
     Deferred taxes related to the
      adjustments above..............     (2,271)    (1,719)
                                       ---------  ---------
Shareholders' equity in conformity
  with US GAAP.......................     62,186     49,277
                                       =========  =========

                                     F-15

                                   APPENDIX A:
                           PURCHASE AND SALE AGREEMENT

                                       A-1

                           PURCHASE AND SALE AGREEMENT
                                     BETWEEN
                      NODECO AS AND AARBAKKE AS, AS SELLERS
                                       AND
                   WEATHERFORD ENTERRA, INC., AS PURCHASER
             RELATING TO THE BUSINESS, ASSETS AND LIABILITIES OF
                            NODECO AS AND AARBAKKE AS

                                 LIST OF CONTENT

                                        PAGE
                                        ----
 1  DEFINITIONS AND INTERPRETATION...     1
 2  SALE AND PURCHASE................     3
 3  CONSIDERATION....................     4
 4  DUE DILIGENCE....................     5
 5  EFFECTIVE DATE...................     5
 6  APPROVAL BY THE MINISTRY OF
     INDUSTRY AND ENERGY.............     6
 7  SELLERS' COVENANTS...............     6
 8  SELLERS' WARRANTIES AND
     INDEMNIFICATION.................     7
 9  PURCHASER'S WARRANTIES AND
     INDEMNIFICATION.................     9
10  THE REGISTRATION STATEMENT; SALE
     OF CONSIDERATION SHARES.........    10
11  THE CONTRACTS....................    10
12  INDEMNITY BY THE PURCHASER.......    10
13  BOOKS AND RECORDS................    11
14  NON-COMPETITION..................    11
15  COSTS AND TAXES..................    11
16  SUCCESSORS AND ASSIGNS...........    11
17  CHANGE OF NAME...................    12
18  BROKERAGES AND COMMISSIONS.......    12
19  ANNOUNCEMENTS....................    12
20  NOTICES AND RECEIPTS.............    12
21  GENERAL PROVISIONS...............    12
22  ENTIRE AGREEMENT; THIRD PARTY
     BENEFICIARIES...................    13
23  LAW AND JURISDICTION.............    14

Schedule 1: Audited Accounts for 1995 of each of the Sellers and each of the Subsidiaries and for Nodeco on a consolidated basis ("Accounts")

Schedule 2:   List of Equipment

Schedule 3:   List of Motor Vehicles

Schedule 4:   List of Property

Schedule 5:   List of Rental Equipment

Schedule 6:   Sellers' Warranties

Schedule 7:   List of Shareholders

Schedule 8:   List of Employees

Schedule 9:   Purchaser's Warranties

Schedule 10:  List of material contracts

Schedule 11:  List of Intangible Property

Schedule 12:  Excluded Assets

Schedule 13:  Form of Shareholders' Guarantee

Schedule 14:  Disclosure Letter

Schedule 15:  Unaudited balance sheets as of January 31, 1996 and February
              29, 1996 and unaudited profit and loss accounts for the one and two months periods then ended ("unaudited financials") of Nodeco, Aarbakke each Subsidiary and Nodeco on a consolidated basis.

                                        i

     This purchase and sale agreement (the "Agreement") is entered into on the 28th day of March 1996 by and between:

        1 NODECO AS, Haland Haust, Postboks 10, N-4341 Bryne, Organisation No 917757984 ("Nodeco"), and

        2 AARBAKKE AS, Kong Haakonsvei 4, N-4341 Bryne, Organisation No 870920962 ("Aarbakke")

            (Nodeco and Aarbakke are collectively referred to as the "Sellers" and are jointly and severally liable for Sellers' obligations under this Agreement), and

        3 WEATHERFORD ENTERRA, INC., 1360 Post Oak Blvd. Suite 1000, Houston, Texas TX 77056, USA (the "Purchaser")

WHEREAS
        A Nodeco is a Norwegian joint stock company that designs, manufactures and sells oil and gas well completion products primarily consisting of liner hanger equipment and related services as well as packers used in completions with electric submersible pumps.

        B  Aarbakke is a wholly owned subsidiary of Nodeco.

        C The Purchaser is a Houston, Texas-based diversified international energy service and manufacturing company that provides products and services around the world to the oil and gas exploration, production and transmission industries.

        D The Purchaser wishes to acquire the Business (as defined below) on a going concern basis through the purchase of all of the Assets (as defined below) and the assumption of all of the Assumed Liabilities (as defined below).

     NOW THEREFORE, the Parties (as defined below) have agreed as follows:

1  DEFINITIONS AND INTERPRETATION

     1.1  In this Agreement:

          "Accounts" means the audited balance sheets as of the Accounts Date and audited profit and loss accounts for the year ended on the Accounts Date of Nodeco, Aarbakke, each Subsidiary and Nodeco on a consolidated basis and the notes and directors' report relating to them as set out in
     Schedule 1.

          "Accounts Date" means December 31, 1995.

          "Assets" means all the assets (other than the Excluded Assets) and contractual rights of the Sellers at the Effective Date whether reflected on the Sellers' balance sheets included in the Accounts or not and including, but not limited to, cash and cash equivalents, the Contracts, the Equipment, the Rental Equipment, the Goodwill, the Motor Vehicles, the Property, the Shares, the Stock, the Intangible Property and the Outstanding Claims.

          "Assumed Liabilities" means all liabilities (other than the Excluded Liabilities) of the Sellers at the Effective Date whether or not reflected on the Sellers' balance sheets included in the Accounts, and whether or not accrued, absolute, contingent or otherwise.

          "Business" means the business being carried on by the Sellers on the Effective Date through the Assets and the Assumed Liabilities.

          "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York, New York are authorised or obligated by law to close.

          "Consideration Shares" means 750,000 shares of the Purchaser's common stock, par value USD 0.10 per share, to be registered under the Securities Act of 1933, as amended (the "Securities Act"), and listed on the New York Stock Exchange prior to the Effective Date.

                                      1

          "Contracts" means all the written or oral contracts related to the Business to which the Sellers are a party.

          "Disclosure Letter" means a letter of today's date from the Sellers to the Purchaser, attached hereto as Schedule 14.

          "Effective Date" means (a) the latest of (i) the fifth Business Day after the Purchaser has notified the Sellers in writing that the Securities and Exchange Commission ("SEC") has declared the Registration Statement (as defined in Clause 5.3 hereof) effective under the Securities Act, provided that on such fifth Business Day no stop order shall be in effect with respect thereto, and (ii) the first Business Day after such stop order has been removed (such notice of effectiveness or removal of a stop order to be given by the Purchaser immediately after the SEC has declared the Registration Statement effective or has removed such stop order) and (iii) the fifth Norwegian business day after the Purchaser has notified the Sellers in writing of Ministry Approval (such notice of approval to be given by the Purchaser immediately after the Ministry Approval), and (iv) the approval of the shareholders of each Seller of the sale of the Business and Assets to the Purchaser; provided, however, that the Purchaser may, in its sole discretion, waive the requirement of Ministry Approval, in which case the Effective Date shall be the latest of (i), (ii) and (iv) above, or
     (b) such other day as the Sellers and the Purchaser may agree.

          "Employees" means the Sellers' employees as set out in Schedule 8.

          "Equipment" means the tangible assets (other than Motor Vehicles and the Stock) employed in or used for the purpose of the Business including, but not limited to, the fixed and loose plant, machinery, furniture, fittings, implements, tools, utensils, computer hardware and software and other chattels wherever situated owned by the Sellers for the use in the conduct of the Business as set out in Schedule 2.

          "Excluded Assets" means the assets as set out in Schedule 12.

          "Excluded Liabilities" means Net Debt in excess of NOK 32 mill. at the Accounts Date.

          "Goodwill" means the goodwill of the Sellers relating to the Business including, but not limited to, the right of the Purchaser to represent itself as carrying on the Business in succession of the Sellers.

          "Intangible Property" means the patents, trademarks, service marks, trade names and applications for any of the foregoing set out in Schedule 11.

          "Ministry Approval" means approval by the Ministry of Industry and Energy under the Norwegian Acquisition of Business Act of 1994 of the purchase of the Business by the Purchaser without conditions that materially alter the economic value to the Purchaser of the transaction or, alternatively that the time limit under 10 of the Norwegian Acquisition of Business Act of 1994 has elapsed without further notice from the Ministry of Industry and Energy.

          "Motor Vehicles" means the Motor Vehicles owned by the Sellers, details of which are set out in Schedule 3.

          "Net Debt" means the sum of Nodeco's (on a consolidated basis) bank overdrafts, other short-term interest bearing liabilities, mortgage and other long-term debt and subordinated loans less any cash and cash equivalents as listed in the Accounts at the Accounts Date.

          "Outstanding Claims" means the accounts receivable, prepayments and existing legal claims, including unasserted claims, of the Sellers as of the Effective Date.

          "Parties" means the Purchaser and the Sellers.

          "Products" means the products produced and sold by the Business.

          "Property" means the real property owned, leased or rented by the Sellers, details of which are set out in Schedule 4.

          "Rental Equipment" means the equipment set out in Schedule 5.

                                      2

          "Shares" means 100% of the shares of Nodeco Limited, 100% of the shares of Aarbakke Eiendom AS and 51% of the shares of Subsurface Technology AS.

          "Shareholders" means the shareholders as set out in Schedule 7.

          "Stock" means the stock-in-trade owned by the Sellers in connection with the Business at the Effective Date.

          "Subsidiaries" means Nodeco Limited, Aarbakke Eiendom AS and Subsurface Technology AS (owned 51% by Nodeco).

          "Warranties" means the Sellers' warranties set out in Clause 8 of this Agreement.

2  SALE AND PURCHASE

     2.1 Subject to the assumption of the Assumed Liabilities by the Purchaser and in consideration of the payment to the Sellers of the Purchase Price (as defined in Section 3.1 hereof), the Sellers hereby sell and agree to transfer the Assets and the Business to the Purchaser as a going concern on the Effective Date, and the Purchaser agrees to purchase the Assets and the Business and to assume the Assumed Liabilities on the Effective Date.

     2.2 The Assets to be purchased by the Purchaser shall, for the sake of clarification, include, but not be limited to:

          a)  cash and cash equivalents

          b)  the Equipment

          c)  the Rental Equipment

          d)  the Motor Vehicles

          e)  the Goodwill

          f)  the Outstanding Claims

          g)  the Property

          h)  the Shares

          i)  the Stock

          j)  the benefit (subject
              to the burden) of the
              Contracts

          k)  the Intangible
              Property.

          l) all amounts allocated to the Sellers' collective pension plan as of the Effective Date in excess of the liability under the plan at the Effective Date.

     2.3 The Purchaser agrees to assume all the Assumed Liabilities as of the Effective Date; which, for the sake of clarification includes, but is not limited to:

          (i) the employment contracts of all of the Sellers' employees as of the Effective Date (including any and all liabilities for holiday allowances, unpaid salaries and other benefits as of the Effective Date),

          (ii) the Sellers' collective pension plan as of the Effective Date,

          (iii)the Sellers' lease agreements for the Sellers' property in Haland Haust, Bryne and Nyland, Bryne,

          (iv) any orders from customers received and accepted but not yet delivered as of the Effective Date,

          (v) any taxes allocated or attributable to any period up to the Effective Date,

together with such other liabilities by way of obligations under the Contracts or otherwise (other than the Excluded Liabilities), which, as of the Effective Date, shall be considered as an integrated part of the Business as a going concern.

                                      3

     A list of all the Sellers' Employees as of the date hereof is set out in
Schedule 8 hereto setting out, inter alia, for each employee, the name of the employee, the employee's age, the date the employee was employed by the Sellers, the employee's salary (including profit sharing plans, incentive bonus plans or other employee benefits) and the employee's position as of the date hereof. The Purchaser undertakes to offer each employee a similar position on similar terms as set out in Schedule 8 at the Effective Date and shall offer each employee a new employment contract for this purpose prior to the Effective Date.

3  CONSIDERATION

     3.1 The Purchase Price for the Assets and the Business (the "Purchase Price") shall be NOK 260,000,000 (Norwegiankroner twohundredandsixtymillion) representing the sum of the Cash Consideration and the Share Consideration as set out in Clause 3.2, as adjusted in Clause 3.3; provided, however, that if the average Purchaser common stock closing price (as determined below) exceeds USD
35.00 per share or is less than USD 25.00 per share, the Purchase Price shall not equal NOK 260,000,000. In addition, the Purchaser shall assume the Assumed Liabilities as of the Effective Date.

     3.2 Subject to the adjustments described in Clause 3.3, the Purchase Price shall consist of the following:

        a)  Cash Consideration:      NOK 117,649,250

        b)  Share Consideration:     Consideration Shares

     3.3 Adjustments to Cash Consideration: The Purchaser and the Sellers agree to adjust the Cash Consideration set forth above to be paid to Sellers to compensate for movements in Purchaser's stock price and the NOK/USD exchange rate between the date hereof and the Effective Date, subject to certain limitations. Specifically, the Cash Consideration set forth above will be adjusted at the Effective Date according to the following formula:

        Adjustment to Cash Consideration =
        NOK 142,350,750 -- (Average Stock Price x 750,000 x Exchange Rate)

     If the adjustment referred to above is a positive number, the Cash Consideration shall be increased by an amount equal to such positive number. If the adjustment is a negative number, the Cash Consideration shall be decreased by an amount equal to such negative number. On the Effective Date, the Purchaser shall pay to the Sellers the Cash Consideration, as so adjusted.

     "Average Stock Price" shall mean the average Purchaser common stock closing price as reported in the New York Stock Exchange Composite Transaction List in The Wall Street Journal for the 10 Business Days ending on the last Business Day prior to the Effective Date, provided, however, that if the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date is greater than USD 35.00 per share, the "Average Stock Price" shall be USD 35.00; provided, further, that if the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date is less than USD 25.00 per share, the "Average Stock Price" shall be USD 25.00. Notwithstanding the foregoing, if the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date is less than USD 20.00 per share, the Purchaser may either (i) terminate this Agreement by notice to Sellers or (ii) pay the following to Sellers at the Effective Date as additional Cash Consideration:

        (the amount by which USD 20.00 exceeds the average Purchaser common stock closing price for the 10 Business Days ending on the last Business Day prior to the Effective Date) x 750,000 x Exchange Rate.

     "Exchange Rate" shall mean the average NOK/USD exchange rate as reported by Dagens Naeringsliv for the 10 Business Days ending on the last Business Day prior to the Effective Date; provided, however, that if the average NOK/USD exchange rate for the 10 Business Days ending on the last Business Day prior to the Effective Date is greater than 6.4532 NOK/USD, the "Exchange Rate" shall be 6.4532; provided,
                                      4

further, that if the average NOK/USD exchange rate for the 10 Business Days ending on the last Business Day prior to the Effective Date is less than 6.2002 NOK/USD, the "Exchange Rate" shall be 6.2002.

     3.4 Interest: The Sellers shall be entitled to interest on the Purchase Price at the rate of 5% p a for the period beginning on the sixth Business Day after the date the SEC has declared the Registration Statement effective under the Securities Act and ending on the earlier of (i) the last Business Day prior to the Effective Date and (ii) 60 days from the date hereof. In the event the Effective Date has not taken place within 60 days from the date hereof and the Sellers do not exercise the option to terminate this Agreement after 60 days under Clause 5.4, the Sellers shall be entitled to interest on the Purchase Price at the rate of 10% p a for a period beginning on the 61st day after the date hereof and ending on the last Business Day prior to the Effective Date. Interest accrued shall be paid by the Purchaser to the Sellers at the Effective Date.

4  DUE DILIGENCE

     The Purchaser and its advisers have had, prior to the date of this Agreement, full access and opportunity to carry out a due diligence review of the Sellers and the Subsidiaries. The Purchaser and any person authorised by it have been given full access to the business, properties and the books and records relating to such financial, accounting, tax, legal, employment and customer related matters of the Sellers and the Subsidiaries as the Purchaser has required.

5  EFFECTIVE DATE

     5.1 The Parties agree that the Assets, Business and the Assumed Liabilities shall be acquired by the Purchaser on the Effective Date.

     Subject to the provisions of this Clause 5, the closing shall take place at the offices of Norsk Vekst ASA in Oslo, Norway on the Effective Date.

     The Sellers shall, on or prior to the Effective Date, deliver the following documents to the Purchaser:

        a) A certified copy of the Company Certificate (firmaattest) and Articles of Association (vedtekter) of each of the Sellers and the Subsidiaries.

        b) Certified copies of minutes of a meeting of the Board of Directors and of the shareholders' meeting of each of the Sellers authorising the sale of the Business and the Assets to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser on the terms and conditions set out in this Agreement.

     5.2  On the Effective Date the Sellers shall also:

        a) deliver to the Purchaser such notification to public registry, and such bills of sale, deeds, assignments and similar instruments, as shall be required to formally transfer ownership of the Assets to the Purchaser duly executed by the Sellers;

        b) make available for collection by the Purchaser the originals of the Contracts (to the extent available in writing);

        c) execute and deliver to the Purchaser deeds of assignment or novation in the agreed terms (to the extent that the same may be legally or equitably assignable or otherwise subject to Clause 11) of the benefit (subject to the burden) of the Contracts including any monies due or owing to the Sellers under the Contracts;

        d) deliver to the Purchaser all the share certificates for the Shares with duly executed transfers in favour of Purchaser;

        e) deliver to the Purchaser a certificate from the Chairman of the Board of Directors of Nodeco to the effect that each of the statements in Schedule 6 is true and accurate on the Effective Date and does not omit any material fact and that the Sellers have complied with all covenants required to be complied with by them prior to the Effective Date; and

         f) deliver to the Purchaser duly executed Shareholders guarantees in accordance with Schedule 13.

                                      5

     5.3  On the Effective Date the Purchaser shall:

        a) satisfy the Cash Consideration referred to in Clause 3.2, as adjusted by Clause 3.3, by payment of the Cash Consideration as adjusted, together with interest accrued on the Purchase Price, if any, pursuant to Clause 3.4, to the Sellers nominated bank account;

        b) deliver to Nodeco share certificates (without any restrictive legends) issued in the name of Nodeco representing the Consideration Shares together with the prospectus which will be included in the Purchaser's Registration Statement on Form S-3 or other appropriate form with respect to the Consideration Shares (the "Registration Statement");

        c) deliver to the Sellers counterparts of the documents referred to in Clause 5.2.c duly executed and acknowledged as appropriate by the Purchaser;

        d) deliver to the Sellers a certified copy of minutes of the Board of Directors of the Purchaser approving the entering into by the Purchaser of this Agreement, the issuance of the Consideration Shares to the Sellers, the payment of the Cash Consideration referred to in Clause 3.2, as adjusted by Clause 3.3, the filing of the Registration Statement with the SEC and the entering into of and any other documents referred to in this Agreement;

        e) deliver to the Sellers a certificate from the Secretary of the Purchaser to the effect that each of the statements in Schedule 9 is true and accurate on the Effective Date and does not omit any material fact and that the Purchaser has complied with all covenants required to be complied with by it prior to the Effective Date; and

         f) deliver to the Sellers a confirmation of Ministry Approval, unless the Purchaser, in its sole discretion, has waived the requirement of Ministry Approval.

All the Assets are transferred "as is, where is" at the Effective Date.

     5.4 In the event the SEC has not declared the Registration Statement effective and all stop orders have not been removed within 60 days from the signing of this Agreement, or, unless the Purchaser has waived the requirement of Ministry Approval, in the event the Purchaser has not obtained Ministry Approval within 60 days from signing of this Agreement, the Sellers shall have the right to terminate this Agreement. The Sellers may only exercise such option to terminate this Agreement by delivery to the Purchaser of a written notice to such effect within 5 Business Days after such 60 day time limit has elapsed. In the absence of such timely notice, a new period shall run for another 60 days after which, in the event the SEC has not declared the Registration Statement effective and all stop orders have not been removed within 120 days from the signing of this Agreement, or, unless the Purchaser has waived the requirement of Ministry Approval, in the event the Purchaser has not obtained Ministry Approval within 120 days from signing of this Agreement, each Party shall have the right to terminate this Agreement. Each Party may only exercise such option to terminate this Agreement by delivery to the other Parties of a written notice to such effect within 5 Business Days after such 120 days time limit has elapsed.

6  APPROVAL BY THE MINISTRY OF INDUSTRY AND ENERGY

     6.1 At the signing of this Agreement the Purchaser shall provide the Sellers with a copy of the completed draft application for Ministry Approval in form and substance acceptable to Nodeco.

     The Purchaser undertakes to apply for Ministry Approval immediately after signing of the Agreement. In the event further information is required by the Ministry of Industry and Energy, the Parties shall co-operate in presenting such information.

     The Purchaser shall be entitled to terminate the Agreement in the event Ministry Approval is not obtained, unless the Purchaser, in its sole discretion, has waived the requirement of Ministry Approval.

7  SELLERS' COVENANTS

     The Sellers hereby covenant and agree with the Purchaser that from the date hereof until the Effective Date, the Sellers shall and shall cause each Subsidiary to:

                                      6

          (i) conduct the business of the Sellers and the Subsidiaries in the ordinary and usual course, consistent with past practices.

         (ii) not without the Purchaser's prior approval, issue shares of the Sellers' or the Subsidiaries' stock, grant any options, warrants or other rights to purchase such stock; declare or pay any dividends; redeem any stock; amend the Articles of Association or the Bylaws of either Seller or any Subsidiary; sell, pledge or dispose of any assets of either Seller or any Subsidiary (other than in the ordinary and usual course of business, consistent with past practice); grant to any director, officer or employee any increase in compensation or any severance or termination pay in excess of what is consistent with prior business practice (except as required by law); or establish any new or increase any existing pension plans, profit sharing plans or employee benefits; acquire any corporation, partnership or other business organisation; incur any indebtedness other than in the ordinary and usual course of business consistent with past practice; grant any guarantee or financial support of any kind to third parties other than in the ordinary and usual course of business consistent with past practice; enter into any material contracts or engage in any transaction which, even though in the ordinary and usual course of business, is not consistent with the prior business practice of the Sellers or the Subsidiaries; or make any changes in the accounting principles and practises of the Sellers or the Subsidiaries.

         (iii) not adopt or file a plan of complete or partial liquidation, dissolution, merger or other reorganisation.

         (iv) not do anything that may cause the Sellers' warranties to become incorrect.

         (v) make all reasonable efforts to preserve intact all licenses and permits of the Sellers and the Subsidiaries and maintain the business relationships of the Sellers and the Subsidiaries.

         (vi) pay any taxes (social security premiums included) or other amounts owed and to file any tax returns or other similar filings required by applicable law.

        (vii) each Seller shall call and hold a meeting of its shareholders at which meeting such shareholders will be asked to approve the sale of the Business and the Assets to the Purchaser and the assumption of the Assumed Liabilities by the Purchaser, provided that each Seller shall use its best efforts to hold such meeting as promptly as is practicable following the declaration by the SEC of the effectiveness of the Registration Statement.

     The Purchaser shall be given full access at all reasonable times to the premises and records of the Sellers and the Subsidiaries and the Sellers shall upon request furnish information regarding the Business requested by the Purchaser.

8  SELLERS' WARRANTIES AND INDEMNIFICATION

     8.1  The Sellers warrant to the Purchaser that at the date hereof:

          a)   Each of the statements in the Schedules (except Schedules 9 and
               13) is true and accurate and the Schedules do not omit any material fact;

          b) the Sellers have, to the best of their knowledge, provided all information relating to the Sellers and the Subsidiaries and their respective affairs which would be material to the Purchaser for the valuation of the Business and the Assets;

     8.2 If any one or more of the warranties in Clause 8.1 or in the Schedules are untrue, inaccurate, misleading or breached at the Effective Date, the Cash Consideration to be paid at the Effective Date shall be reduced by the Deficiency Amount (as such term is defined below); provided that if the Purchaser provides written notice to the Sellers, or the Sellers provide written notice to the Purchaser, that the aggregate Deficiency Amount is in excess of NOK 44,000,000, the Parties shall use their reasonable best efforts to reach an agreement with respect to the sale of the Business to the Purchaser on mutually acceptable terms; provided further that if the Parties are unable to reach such an agreement within

                                      7

10 Business Days following delivery of any such notice, any Party may terminate this Agreement by delivery to the other Parties of a written notice to such effect within 5 Business Days after such 10 Business Day time limit has elapsed. The "Deficiency Amount" shall equal, as applicable, the value at the Effective Date of the specific Assets (or portions thereof) and the specific Assumed Liabilities (or portions thereof) that resulted in the warranties in Clause 8.1 and the Schedules being untrue, inaccurate, misleading or breached; provided that "Deficiency Amount" shall not include any indirect or consequential loss or damage, including, but not limited to, loss of goodwill or similarly related indirect losses or damages. If any one or more of the warranties in Clause 8.1 and the Schedules are untrue, inaccurate, misleading or breached at the Effective Date, but such untrue, inaccurate, misleading or breached warranty is not discovered until after the Effective Date, the Sellers shall promptly reimburse to the Purchaser an amount equal to the Deficiency Amount, plus interest on such amount at the rate of 8% per annum from the Effective Date until the date of repayment.

     To the extent that any third party presents a claim against the Purchaser or any Subsidiary related to events that occurred prior to the Effective Date and such claim has not resulted in the reduction of the Cash Consideration at the Effective Date or a reimbursement by the Sellers to the Purchaser as described in the immediately preceding paragraph, the Sellers shall indemnify and hold harmless the Purchaser and the Subsidiaries, as the case may be, against all losses, claims, damages, liabilities, costs or other expenses ("Losses") relating to such third party claims that the Purchaser or any Subsidiary, as the case may be, may reasonably incur or become subject to, insofar as such Losses (or actions in respect thereof) arise out of, are based upon or are in connection with any untrue, inaccurate, misleading or breached warranty made by the Sellers under Clause 8.1 or the Schedules, by reimbursing the Purchaser an amount equal to such Losses, provided that Losses shall not include any indirect or consequential loss or damage, including, but not limited to, loss of goodwill or similarly related indirect losses or damages.

     The Sellers shall without undue delay be notified of any third party claim for which indemnification will be sought by the Purchaser or any Subsidiary under this Agreement and the Sellers will have the right to assume control and direct defence thereof using counsel selected by the Sellers provided that such counsel shall not have a conflict with the Purchaser in connection with such legal representation. The Parties shall cooperate with each other and provide each other with access to relevant books and records in their possession. No such third party claim shall be settled without the prior written consent of the Sellers. If a firm written offer is made to settle any such third party claim and the Sellers propose to accept such settlement, and the Purchaser refuses to consent to such settlement, then the Sellers shall be excused from and the Purchaser shall be solely responsible for all further defence of such third party claim. The maximum liability for the Sellers relating to such third party claim shall be the amount of the proposed settlement.

     For a period of three years from the Effective Date, the Sellers will indemnify and hold harmless the Purchaser and the Subsidiaries as the case may be against any and all Losses (including deficiencies, taxes, interest and penalties) they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with a claim by any taxing authority for any taxes allocated or attributable to any period ending on or before the Accounts Date, which has not been included in the Accounts; provided however, that this indemnity shall only apply if the Purchaser and the Subsidiaries have given the Sellers the right to take all action to refute such claim by such taxing authority.

     The Sellers shall promptly reimburse each indemnified party for all legal or other expenses reasonably incurred by it in connection with investigating or defending any Losses, including any amounts paid in settlement of any litigation commenced or threatened if such settlement is effected with a prior written consent of the Sellers.

     The liability of the Sellers under this Clause 8.2 (other than liability under the fourth paragraph hereof) shall not arise unless the aggregate amount of all claims (other than claims under the fourth paragraph hereof) exceeds NOK 4,000,000, in which event the liability of the Sellers shall be limited to the amount in excess of NOK 4,000,000. The liability of the Sellers under the fourth paragraph of this Clause 8.2 shall not arise unless the aggregate amount of all claims under the fourth paragraph of this Clause 8.2 exceeds NOK

                                      8

1,000,000, in which event the liability of the Sellers shall be limited to the amount in excess of NOK 1,000,000.

     8.3 The liabilities of the Sellers in respect of the warranties (except those referred to in Clause 8.2, fourth paragraph above) shall terminate one year after the Effective Date unless written notice of the matter complained of (giving such details as shall be reasonably practicable) shall have been given by the Purchaser to the Sellers prior to the expiry of such one year period.

     8.4 The Sellers' liability under this clause shall under no circumstances exceed in aggregate NOK 75 million. No claim shall be made in respect of indirect or consequential loss or damage.

     8.5 The Sellers shall not be liable for any claim under this Clause 8, when the claim or the issues and circumstances giving rise to the claim is disclosed to the Purchaser in the Accounts, in the Disclosure Letter or during the Purchaser's due diligence review of the Sellers and its Subsidiaries, provided, however, the Sellers can prove beyond reasonable doubt that such disclosure has taken place.

     8.6 The Sellers' liability under this clause shall be guaranteed by the Shareholders in a joint but not several manner and in the form set forth in
Schedule 13 and none of the Shareholders shall be responsible towards the Purchaser for more than its percentage of any claim presented which is equal to its guarantee percentage as set out in Schedule 7.

     8.7 The warranties in Clause 8.1 and the Schedules, and the remedies available to the Purchaser in case of breach of warranties set out in this Agreement, are exhaustive and the Sellers shall have no liability to the Purchaser other than as set out in this Agreement.

9  PURCHASER'S WARRANTIES AND INDEMNIFICATION

     9.1 The Purchaser warrants to the Sellers that at the date hereof each of the statements in Schedule 9 is true and accurate and Schedule 9 does not omit any material fact.

     9.2 Purchaser shall indemnify and hold harmless each Seller against all Losses it may reasonably incur or become subject to under the Securities Act, the Securities Exchange Act of 1934, as amended, or otherwise, insofar as such Losses (or actions in respect thereof) arise out of, are based upon or are in connection with (1) any untrue, inaccurate, misleading or breached warranty made by the Purchaser under Clause 9.1 or Schedule 9; (2) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the prospectus included therein, or any amendments, supplements or exhibits thereto or material incorporated by reference therein, or the omission or alleged omission to state in such documents a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Purchaser will not be liable under this clause (2) to the extent Losses are based on an untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to either Seller or any Subsidiary furnished in writing by either Seller or any Subsidiary to the Purchaser expressly for inclusion therein; or (3) the failure of the Purchaser to comply with the Securities Act or any other law, rule or regulation with respect to the distribution of the Consideration Shares to the Sellers.

     The Purchaser shall without undue delay be notified of any third party claim for which indemnification will be sought by either Seller under this Agreement and the Purchaser will have the right to assume control and direct defence thereof using counsel selected by the Purchaser provided that such counsel shall not have a conflict with the Sellers in connection with such legal representation. The Parties shall cooperate with each other and provide each other with access to relevant books and records in their possession. No such third party claim shall be settled without a prior written approval of the Purchaser. If a firm written offer is made to settle any such third party claim and the Purchaser proposes to accept such settlement, and the Sellers refuse to consent to such settlement, then the Purchaser shall be excused from and the Sellers shall be solely responsible for all further defence of such third party claim. The maximum liability for the Purchaser relating to such third party claim shall be the amount of the proposed settlement.

     9.3 Purchaser shall promptly reimburse each indemnified party for all legal or other expenses reasonably incurred by it in connection with investigating or defending any Losses, including any amounts

                                      9

paid in settlement of any litigation commenced or threatened if such settlement is effected with the prior written consent of the Purchaser.

10  THE REGISTRATION STATEMENT; SALE OF CONSIDERATION SHARES

     10.1 The Purchaser shall prepare and file with the SEC as soon as is reasonably practicable after the date hereof the Registration Statement which provides for the registration under the Securities Act of the Consideration Shares to be issued to the Sellers pursuant hereto. The Purchaser shall use its reasonable best efforts to (a) cause the Registration Statement to become effective as promptly as practicable, (b) remove any stop order that may be issued by the SEC with respect thereto, and (c) take all or any action necessary or required under applicable federal or state securities laws in connection with the issuance of the Consideration Shares to the Sellers pursuant hereto. The Purchaser shall immediately notify the Sellers when the SEC has requested any additional information regarding the Registration Statement, declared the Registration Statement effective or issued or removed any stop order with respect thereto. The Purchaser shall use its best efforts to cause the Consideration Shares to be listed on the New York Stock Exchange.

     10.2 Sellers agree to use their reasonable best efforts to sell any Consideration Shares in an orderly manner and to provide Purchaser with prior notice of its intention to sell such stock.

11  THE CONTRACTS

     11.1 The Purchaser shall in respect of the period after the Effective Date use its reasonable best efforts to meet its obligations under the Contracts. Insofar as any consents or licences to the transfer or assignment of the benefit and burden of the Contracts have not been obtained on the Effective Date, or if such benefit or burden cannot effectively be so transferred or assigned to the Purchaser except with the consent of or by an agreement with the other party or parties thereto, then:

        a) the Sellers shall use their reasonable best efforts to obtain the consent of such other party or parties to the Contracts being novated or assigned in terms reasonably acceptable to the Purchaser; and

        b) unless and until all of the Contracts shall have been so novated or assigned, the Sellers shall provide to the Purchaser from the Effective Date the benefit and burden of the Contracts as if the same had been effectively novated or assigned to the Purchaser.

     The Sellers do not warrant that the Contracts are assignable or transferable and shall not be liable or responsible in the event any of the Contracts are cancelled or terminated due to the Purchaser's acquisition of the Business.

     11.2 The Purchaser shall indemnify and hold harmless the Sellers against any and all Losses they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with the non-performance or the defective or negligent performance after the Effective Date by the Purchaser of any Contracts. The indemnification hereunder shall, however, not apply if the Purchaser's non-performance or the defective or negligent performance is caused by the Sellers by any breach of representations or warranties set out in this Agreement or the schedules hereto.

     11.3 After the Effective Date the Sellers will assist the Purchaser in notifying all existing customers of the Business in writing (in such form and at such times as the Purchaser may reasonably require) of the sale of the Business to the Purchaser and the arrangements being made in respect thereof and the Sellers will use their reasonable best efforts to obtain the written consent of such customers to such arrangements.

12  INDEMNITY BY THE PURCHASER

     In the event the Sellers receive any invoice or in the event a claim is presented to the Sellers in any other way after the Effective Date and such claim relates to the Assumed Liabilities, the Sellers shall without undue delay send the invoice or written documents relating to the claim to the Purchaser and the Purchaser shall pay the claim directly to the third party on the due date.

                                      10

     The Purchaser shall indemnify and hold harmless the Sellers against all Losses they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with any of the Assumed Liabilities under this Agreement. The Purchaser shall furthermore indemnify and hold harmless the Sellers against all Losses (including deficiencies, taxes, interest and penalties) they may reasonably incur or become subject to, insofar as such Losses arise out of, are based upon or are in connection with a claim by any taxing authority for any taxes allocated or attributable to any period ending on or before the Effective Date; provided, however, that this indemnity shall only apply if the Sellers have given the Purchaser the right to take all action to refute such claim by such taxing authority.

     The indemnification hereunder shall, however, not apply if the Loss is caused by the Sellers by any breach of representations or warranties set out in this Agreement or the schedules hereto.

13  BOOKS AND RECORDS

     The Sellers shall on the Effective Date (insofar as the Sellers are not required to retain the same under Norwegian law or otherwise) deliver to the Purchaser all of the books, records, files, papers and other documents of the Sellers and the Subsidiaries related to the Business and in particular the Sellers shall deliver to the Purchaser the original executed copies of the Contracts.

     The Purchaser will for a period of ten years keep safely in Norway all such books, records, files, papers and other documents related to the Business as the Sellers shall transfer or cause to be transferred to the Purchaser and shall afford the Sellers reasonable access thereto, during reasonable business hours after notice, for as long as shall be necessary to enable the Sellers to deal with its taxation and other liabilities in respect of the period up to the Effective Date and will permit the Sellers and its servants, agents and professional advisers upon reasonable notice to make copies at the Sellers' expense of such books, records, files, papers and other documents for the purpose of answering any query raised or disposing of any dispute in relation thereto.

14  NON-COMPETITION

     For a period of two years following the Effective Date neither the Sellers nor any person, group, partnership, corporation or entity that controls or is controlled by or under common control with the Sellers ("Seller Affiliate") will compete, directly or indirectly, with the Purchaser or any person, group, partnership, corporation or entity that controls or is controlled by or under common control with the Purchaser ("Purchaser Affiliate") in designing, manufacturing, selling, renting or running liner hangers, packers and gas lift valves and systems. Furthermore, no Seller or Seller Affiliate will solicit for employment any employee of the Purchaser or Purchaser Affiliate, including any employee of a Seller or a Subsidiary who becomes an employee of the Purchaser or a Purchaser Affiliate.

15  COSTS AND TAXES

     Each party shall pay its own costs in relation to the negotiations leading up to the sale and purchase of Assets contemplated by this Agreement and the preparation and carrying into effect of this Agreement and of all other documents referred to herein.

     The Purchaser shall be liable for all costs and expenses with respect to preparing, filing and printing the Registration Statement and distributing the prospectus contained therein and listing the Consideration Shares on the New York Stock Exchange and all fees, duties and administrative fees payable in connection with the sale and the purchase of the Assets contemplated hereby, including, but not limited to, any registration fees and taxes for the transfer of the title to any of the Assets and any value added taxes.

16  SUCCESSORS AND ASSIGNS

     This Agreement shall inure to the benefit of and be binding upon the parties and the successors in interest to the parties, but shall not be assignable by either party, except as provided for below.

                                      11

     The Purchaser shall be entitled to assign this Agreement to a Norwegian subsidiary, but the Purchaser shall always remain jointly and severally liable with its Norwegian subsidiary for all of the Purchaser's obligations and liabilities under this Agreement.

17  CHANGE OF NAME

     The Sellers shall change the name of each Seller not later than at the Effective Date and undertake to send the relevant form to the Central Register to have the name deregistered not later than two Business Days after the Effective Date. The Purchaser shall be entitled to exclusive use of the name of each Seller from and after the Effective Date.

18  BROKERAGES AND COMMISSIONS

     No party, including Paine Webber Incorporated, is entitled to receive from the Purchaser any finder's fee, brokerage or commission in connection with this Agreement.

19  ANNOUNCEMENTS

     19.1 No announcement concerning this sale and purchase or any ancillary matter will be made before, on, or after the Effective Date, by any of the parties hereto except as required by law, the Oslo Stock Exchange, the New York Stock Exchange or with approval of the other parties (such approval not to be unreasonably withheld or delayed). Each party agrees to notify the other party prior to any announcement and provide the other Party the opportunity to review prior to dissemination and to co-ordinate joint announcement efforts. Notwithstanding the foregoing, the Parties will issue a joint press release immediately after execution of this Agreement.

20  NOTICES AND RECEIPTS

     20.1 Any notice or other documents to be provided under this Agreement may be delivered or sent by registered mail or telex or telefax to the party to receive such notice or document at its address appearing in this Agreement or at such other address as it may have notified to the other parties in accordance with this Clause.

     The Sellers appoint Norsk Vekst AS, P.O.Box 1223 Vika, 0110 Oslo, telefax
(47) 22 83 89 29, as their agent for service of any indemnification claim or notice.

     Notice to the Purchaser shall also be sent to Advokatfirmaet Schj6dt, attention: Erling Christiansen, Dronning Maudsgt 10, Postboks 2444, Solli, N-0201 Oslo.

     20.2  Any notice or document shall be deemed to have been served:

          a)   if delivered, at the time of delivery; or

          b) if posted, at 10.00 a.m. on the fifth Business Day after it was put into the post; or

          c) if sent by telefax, at the expiration of 2 hours after the time of receipt of the correct answerback or telefax confirmation, if such answerback or confirmation is received before 3.00 p.m. or any Business Day, and in any other case at 10.00 a.m. on the next Business Day.

     20.3 In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as registered mail or that the telefax message was properly addressed and the correct answerback or telefax confirmation was received as the case may be.

21  GENERAL PROVISIONS

     Reasonable efforts, consents, approvals and waivers. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable (a) to consummate and make effective, in the most expeditious manner

                                      12

practicable, the transactions contemplated by this Agreement, including, without limitation, (i) the obtaining of all necessary consents, approvals or waivers required in connection with the consummation of the transactions contemplated by this Agreement (provided that no such consent, approval or waiver shall require such party to take any action that would impair the value that such party reasonably attributes to the transactions contemplated by this Agreement) and
(ii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; and (b) to defend any non-regulatory lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including, without limitation, seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed.

     21.2 Amendment and Waiver. This Agreement may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party hereto of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

     21.3 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall continue in full force and effect and shall in no way be affected, impaired or invalidated.

22  ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES

     22.1 This Agreement, the Schedules attached hereto and the Disclosure Letter constitute the entire agreement and supersede all other prior agreements and understandings, both oral and written, among the parties or any of them, with respect to the subject matter hereof and neither this nor any documents delivered in connection with this Agreement confers upon any person not a party hereto any rights or remedies hereunder.

                                      13

23  LAW AND JURISDICTION

     This Agreement shall be governed by and construed in accordance with the laws of Norway and the Parties hereby irrevocable submit to the exclusive jurisdiction of Oslo City Court.

Sellers' signatures:                   Purchaser's signature:

NODECO AS                              WEATHERFORD ENTERRA, INC.




By /s/ Lars A. Grinde                  By /s/ H. Suzanne Thomas

Name:  Lars A. Grinde                  Name:  H. Suzanne Thomas

Title:  Attorney-in-Fact               Title:   Sr. Vice President, Secretary
                                                and General Counsel

AARBAKKE AS



By /s/ Lars A. Grinde

Name:  Lars A. Grinde

Title:  Attorney-in-Fact

                                      14

                                   PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Weatherford's Restated Certificate of Incorporation contains a provision that eliminates the personal monetary liability of a director to Weatherford and its stockholders for breach of his fiduciary duty of care as a director to the extent currently allowed under the Delaware General Corporation Law (the "DGCL"). If a director were to breach the duty of care in performing his duties as a director, neither Weatherford nor its stockholders could recover monetary damages from the director, and the only course of action available to Weatherford's stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of Weatherford's Restated Certificate of Incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of the Board of Directors' action, this remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, it is possible that the stockholders and Weatherford would have no effective remedy against the directors. The directors do not have liability for monetary damages for grossly negligent business decisions (in violation of their duty of care), including decisions made in connection with attempts to acquire Weatherford. Liability for monetary damages remains for (i) any breach of the duty of loyalty to Weatherford or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of Weatherford's stock under Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. Weatherford's Restated Certificate of Incorporation further provides that in the event the DGCL is amended to allow the further elimination or limitation of the liability of directors, then the liability of Weatherford's directors shall be limited to the fullest extent permitted by the amended DGCL.

     The DGCL permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by an indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The Bylaws of Weatherford provide indemnification to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     The DGCL further permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of their being officers or directors of the corporation. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the indemnified officer or director, provided he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests. However, no such person will be indemnified as to matters for which he is found to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, indemnification is ordered by a court. The Bylaws of Weatherford provide indemnification to the fullest extent allowed pursuant to the foregoing provisions of the DGCL.

     Weatherford also has entered into an indemnification agreement with each of its directors and certain of its officers. Each such indemnification agreement provides for indemnification to the fullest extent permitted by the DGCL and for the advancement of expenses, including attorneys' fees and other costs,

                                     II-1

expenses and obligations, paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal) any threatened, pending or completed action, suit or proceeding related to the fact that such director or officer was serving for or at the request of Weatherford. To the extent that the Board of Directors or the stockholders of Weatherford may in the future wish to limit or repeal the ability of Weatherford to indemnify or advance expenses to officers and directors, such repeal or limitation may not be effective as to officers and directors who are parties to an indemnification agreement, since their rights to full protection are contractually assured by the indemnification agreement.

     Delaware corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. Weatherford currently has in effect a directors' and officers' liability insurance policy providing aggregate coverage in the amount of $10,000,000.

     All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 21.  EXHIBITS

     The following exhibits are filed herewith unless otherwise indicated:

            2   --  Purchase and Sale Agreement dated March 28, 1996, among
                    Weatherford Enterra, Inc., Nodeco AS and Aarbakke AS.

            4.1 -- Corrected Restated Certificate of Incorporation of
                    Weatherford Enterra, Inc., as amended through January 26, 1996 (incorporated by reference to Exhibit 3.1 to Weatherford Enterra, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-7867)).

            4.2 -- Bylaws of Weatherford Enterra, Inc., as amended through March 17, 1994 (incorporated by reference to Exhibit 3.1 to Weatherford Enterra, Inc.'s Current Report on Form 8-K dated April 28, 1994 (File No. 1-7867)).

            4.3 -- Credit Agreement dated as of October 5, 1995, among Weatherford Enterra, Inc., Weatherford Enterra U.S., Inc., Weatherford/Lamb, Inc., Bank of America Illinois, as Documentation Agent, Texas Commerce Bank National Association, as Administrative Agent, Credit Lyonnais New York Branch, ABN Amro Bank, N.V., Bank of Montreal, First Interstate Bank of Texas, N.A., Arab Banking Corporation (B.S.C.) and the financial institutions listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to Weatherford Enterra, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-7867)).

            4.4 -- First Amendment to Credit Agreement dated as of December 29, 1995, among Weatherford Enterra, Inc., Weatherford Enterra U.S., Inc., Weatherford/Lamb, Inc., Weatherford Enterra U.S., Limited Partnership, Bank of America Illinois, as Documentation Agent, Texas Commerce Bank National Association, as Administrative Agent, Credit Lyonnais New York Branch, ABN Amro Bank, N.V., Bank of Montreal, First Interstate Bank of Texas, N.A., Arab Banking Corporation (B.S.C.) and the financial institutions listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Weatherford Enterra, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-7867)).

            4.5 -- Form of Indenture, between Weatherford Enterra, Inc. and Bank of Montreal Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to Weatherford Enterra, Inc.'s Registration Statement on Form S-3 (Registration No. 333-02281)).

            5   --  Opinion of Fulbright & Jaworski L.L.P., regarding legality of securities.

            23.1 -- Consent of Arthur Andersen LLP.

            23.2 -- Consent of Price Waterhouse a.s.


                                      II-2

            23.3 -- Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit
                    5).

            24 --   Powers of Attorney (included on page II-4 hereof).

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

          (2) Every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                     II-3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 18, 1996.

                                           WEATHERFORD ENTERRA, INC.

                                           By:  PHILIP BURGUIERES
                                                PHILIP BURGUIERES
                                                CHAIRMAN OF THE BOARD, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip Burguieres and H. Suzanne Thomas, and each of them, either one of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    SIGNATURE                    TITLE                                DATE
- -----------------   -----------------------------------          ---------------
PHILIP BURGUIERES   Chairman of the Board, President and Chief    April 18, 1996
PHILIP BURGUIERES   Executive Officer (Principal Executive
                    Officer)

NORMAN W. NOLEN     Senior Vice President, Chief Financial        April 18, 1996
NORMAN W. NOLEN     Officer and Treasurer (Principal Financial
                    and Accounting Officer)

THOMAS N. AMONETT   Director                                      April 18, 1996
THOMAS N. AMONETT


WILLIAM E. GREEHEY  Director                                      April 18, 1996
WILLIAM E. GREEHEY

                                      II-4


   SIGNATURE                     TITLE                                DATE
- ------------------             ---------                         --------------

JOHN A. HILL                    Director                          April 18, 1996
JOHN A. HILL

JOHN W. JOHNSON                 Director                          April 18, 1996
JOHN W. JOHNSON

WILLIAM E. MACAULAY             Director                          April 18, 1996
WILLIAM E. MACAULAY

ROBERT K. MOSES, JR.            Director                          April 18, 1996
ROBERT K. MOSES, JR.

R. RUDOLPH REINFRANK            Director                          April 18, 1996
R. RUDOLPH REINFRANK

ROGER W. WIDMANN                Director                          April 18, 1996
ROGER W. WIDMANN

                                      II-5